Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TERRA FIRMA MERGER PARENT, L.P.,

TERRA FIRMA MERGER SUB, L.P.

AND

FORESTAR GROUP INC.

DATED AS OF APRIL 13, 2017

TABLE OF CONTENTS

ARTICLE I

RESERVED

ARTICLE II

THE MERGER

i

INDEX OF DEFINED TERMS

Page

Acquisition Agreement	41
Acquisition Proposal	68
Affiliate	68
Agreement	1
Awards	9
Business Day	68
Capital Expenditures	38
Certificate of Merger	2
Certificates	5
Change in Company Recommendation	42
Closing	2
Closing Date	2
Code	5
Collective Bargaining Agreement	17
Company	1
Company Benefit Plans	22
Company Board	1
Company Certificate of Incorporation	8
Company Common Stock	8
Company Disclosure Letter	7
Company Employee	69
Company Financial Statements	13
Company Liability Limitation	62
Company Material Adverse Effect	69
Company Organizational Documents	8
Company Permits	15
Company Preferred Stock	8
Company Recommendation	1
Company Related Parties	61
Company SEC Reports	12
Company Stock Rights	9
Company Stockholder Approval	10
Company Stockholders Meeting	69
Company Termination Fee	60
Company Title Insurance Policy	19
Confidentiality Agreement	38
Consents	11
Contract	69
Converted Entity	55
Data Security Requirements	70
Debt Financing	52
Delaware Courts	66
DGCL	1

Disregarded Entity	55
Dissenting Shares	7
DRULPA	1
Effective Time	2
Encumbered Properties	27
Environmental Laws	70
Equity Award	4
Equity Financing	31
ERISA	22
Exchange Act	11
Exchange Fund	5
Existing Indebtedness	26
Existing Loan Documents	26
Financing Commitment	31
Fundamental Representations	56
GAAP	13
Governmental Entity	70
Guarantee	32
Guarantor	32
Hazardous Materials	70
Indebtedness	70
Indemnified Person	45
Intellectual Property	70
Intervening Event	71
Joint Venture	71
Joint Venture Consents and Amendments	54
Joint Venture Organizational Documents	12
Judgments	56
JV Owned Real Property	18
Law	71
Leased Real Property	20
Liability	71
Liens	71
Litigation	16
made available	71
Material Construction Agreements	71
Material Contract	16
Material Management Agreements	71
Material Real Property Leases	71
Merger	1
Merger Consideration	4
Merger Sub	1
Notice Period	43
NYSE	72
Order	72
Outside Date	58

v

Owned Real Property	18
Parent	1
Parent Expense Reimbursement	63
Parent Liability Limitation	62
Parent Material Adverse Effect	72
Parent Related Parties	61
Parent Termination Fee	61
Parties	1
Paying Agent	5
Permitted Lien	72
Person	72
Proxy Statement	50
Real Property Leases	20
Reporting Tail Endorsement	45
Representatives	73
Sarbanes-Oxley Act	12
SEC	8
Securities Act	11
Senior Secured Notes	53
Solvent	32
Subsidiary	73
Superior Proposal	73
Surviving Entity	2
Tax Benefits Preservation Plan	28
Tax Return	73
Taxes	73
Tenant Leases	19
Third Person	73
to the knowledge of Parent	73
to the knowledge of the Company	73
Uncertificated Shares	5

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 13, 2017, is by and among Terra Firma Merger Parent, L.P., a Delaware limited partnership (“Parent”), Terra Firma Merger Sub, L.P., a Delaware limited partnership and a wholly owned subsidiary of Parent (“Merger Sub”), and Forestar Group Inc., a Delaware corporation (the “Company” and together with the Parent and the Merger Sub, the “Parties”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, the Company shall, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), merge with and into Merger Sub, and Merger Sub shall continue as the surviving entity following the merger (the “Merger”), pursuant to which each share of Company Common Stock, other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares, will be converted into the right to receive the Merger Consideration (less any applicable withholding Taxes as provided herein);

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and this Agreement and to prescribe various conditions to the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger, this Agreement and the other transactions contemplated hereby are advisable, fair to and in the best interests of the stockholders of the Company, (ii) adopted and approved this Agreement and determined the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interest of the stockholders of the Company, (iii) directed that this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted for consideration at a meeting of the Company’s stockholders and (iv) resolved to recommend that the Company’s stockholders approve the adoption of this Agreement (collectively, the “Company Recommendation”);

WHEREAS, Parent, in its capacity as the sole member of the general partner of Merger Sub, has approved this Agreement and the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions set forth herein; and

WHEREAS, the general partner of Parent has approved, adopted and declared advisable this Agreement and the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

RESERVED

ARTICLE II

THE MERGER

Section 2.1                                    The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the DRULPA, at the Effective Time, the Company shall be merged with and into Merger Sub and as a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue its existence under the DRULPA as the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”).

Section 2.2                                    Closing; Effective Time.

(a)                                 The closing of the Merger (the “Closing”) shall take place on the third Business Day after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1440 New York Avenue NW, Washington, District of Columbia 20005, unless another time, date or place is agreed to in writing by the Parties; provided that, in no event shall the Closing take place prior to July 1, 2017.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)                                 Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL and the DRULPA, and shall make all other deliveries, filings or recordings required by the DGCL and the DRULPA in connection with the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger.  The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

Section 2.3                                    Effect of the Merger.

(a)                                 At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL, the DRULPA, this Agreement and the Certificate of Merger.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

(b)                                 If at any time after the Effective Time the Surviving Entity shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger and the other transactions contemplated by this Agreement, then the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporation, company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to or under such assets in the Surviving Entity or otherwise to carry out this Agreement.

Section 2.4                                    Organizational Documents of the Surviving Entity.  Subject to Section 6.7, the limited partnership agreement of Merger Sub, as in effect immediately prior to the Effective Time, except for such changes as may be necessary to reflect any change of name of the Surviving Entity, shall be the limited partnership agreement of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5                                    General Partner and Officers of the Surviving Entity.  The general partner of Merger Sub immediately prior to the Effective Time shall be the general partner of the Surviving Entity immediately following the Effective Time.  The officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

Section 2.6                                    Tax Treatment of the Merger.  It is the intent of the parties that for U.S. federal income tax purposes, the Merger will be treated as a taxable sale by the Company of all of the Company’s assets to Parent in exchange for the Merger Consideration (less any applicable withholding Taxes as provided herein) provided for herein to be provided to the holders of Company Common Stock and the assumption of all of the Company’s other liabilities, followed by a distribution of such consideration to the holders of Company Common Stock in liquidation pursuant to Section 331 of the Code.

ARTICLE III

EFFECTS OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1                                    Effect on Capital Stock.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock or of any partnership interests in Merger Sub:

(a)                                 Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but not including shares to be cancelled pursuant to Section 3.1(c) and Dissenting Shares) shall be converted into the right to receive an amount in cash, payable to the holder thereof, equal to $14.25 (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (less any applicable withholding Taxes as provided herein), to be issued or paid in consideration therefor in accordance with Section 3.2, without interest.

(b)                                 Conversion of Merger Sub Partnership Interests.  All of the partnership interests of Merger Sub that are outstanding immediately prior to the Effective Time shall remain outstanding and unchanged by virtue of the Merger as an outstanding partnership interest of the Surviving Entity, and such partnership interests shall continue to be owned by Parent.

(c)                                  Cancellation of Certain Shares.  Each share, if any, of Company Common Stock that is held by the Company as a treasury share and each share of Company Common Stock that is owned by the Company or Parent or by any direct or indirect wholly-owned Subsidiary of the Company or Parent shall be cancelled without any conversion, and no consideration shall be delivered in respect thereof.

(d)                                 Company Equity Awards.  As of the Effective Time, (i) each award made or otherwise denominated in shares of Company Common Stock (an “Equity Award”) that is outstanding immediately prior to the Effective Time under the Company Benefit Plans shall be cancelled and of no further force or effect as of the Effective Time and (ii) in exchange for the cancellation of such Equity Award, the holder of such Equity Award shall receive the Merger Consideration for each share of Company Common Stock underlying such Equity Award (plus payment of cash of all accrued dividend equivalents, if any, with respect to such Equity Awards and, in the case of Equity Awards that are stock options or stock appreciation rights, less the aggregate exercise or strike price thereunder, but not less than $0), whether or not otherwise vested as of the Effective Time (with such payment to be subject to any applicable Tax withholding in accordance with Section 3.1(e)), provided that with respect to any such Equity Awards that vest upon the achievement of performance-based metrics, the number of shares of Company Common Stock subject to such Equity Awards shall be determined pursuant to the terms set forth in the applicable award agreements.  The payments described in this Section 3.1(d) shall be made upon the earliest date upon which such payments may be made without resulting in the imposition of Taxes upon the recipient pursuant to the operation of Section 409A of the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”). The Company and, as necessary, the Surviving Entity will take all actions necessary to effect this Section 3.1(d).

(e)                                  Withholding.  Parent, the Surviving Entity or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Equity Awards such amounts as Parent, the Surviving Entity or the Paying Agent is required to deduct and withhold with respect to the making of such payment under applicable Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Entity or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Paying Agent.

Section 3.2                                    Exchange of Shares and Certificates.

(a)                                 Paying Agent.  Prior to the Closing, Parent shall engage a nationally-recognized financial institution reasonably satisfactory to the Company to act as paying agent in connection with the Merger (the “Paying Agent”).  At or prior to the Closing, Parent shall deposit with the Paying Agent, in trust for the benefit of the holders of shares of Company Common Stock immediately prior to the Effective Time, cash equal to the aggregate amount of Merger Consideration to be paid in respect of the Company Common Stock.  All cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund.”  If for any reason (including losses) the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent will, or will cause Merger Sub (or after the Effective Time, the Surviving Entity) to, promptly deposit cash with the Paying Agent in an amount which is equal to the deficiency required to fully satisfy such cash payment obligations.

(b)                                 Exchange Procedures.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal (which, in the case of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration.  Upon (1) surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (2) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange the Merger Consideration (less applicable withholding Taxes) to which such holder is entitled pursuant to Section 3.1, and any Certificates so surrendered shall forthwith be cancelled.  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (I) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (II) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not payable.  Until surrendered as contemplated by this Section 3.2(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (less any applicable withholding Taxes as provided herein), without interest, upon such surrender.

(c)                                  No Further Ownership Rights in Company Common Stock.  All Merger Consideration issued and paid upon the surrender for exchange of Certificates or Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent and the Surviving Entity for payment of their claim for the Merger Consideration, and Parent and the Surviving Entity shall remain jointly and severally liable for, payment of the Merger Consideration in respect thereof.

(e)                                  No Liability.  None of Parent, the Surviving Entity, Merger Sub, the Company or the Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Uncertificated Share shall not have been surrendered prior to two years after the Effective Time, or immediately prior to such earlier date on which any cash would otherwise escheat to or become the property of any Governmental Entity, any such cash shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interests of any Person previously entitled thereto.

(f)                                   Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment or loss thereon shall affect the amounts payable to former stockholders of the Company after the Effective Time pursuant to this Article III.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article III shall promptly be paid to Parent.

(g)                                  Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the Merger Consideration (less any applicable withholding Taxes as provided herein) as may be required pursuant to Section 3.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent against any claim that may be made against Parent or the Paying Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

Section 3.3                                    Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who properly exercise appraisal rights with respect thereto in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Article III, and holders of such Dissenting Shares will be entitled only to receive payment of the appraised value of such shares of Company Common Stock in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL.  If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Common Stock will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon.  The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the written disclosure letter (which letter shall in each case specifically identify by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is readily apparent on its face from a reading of such disclosure and the section or subsection of this Agreement to which the disclosure relates) delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”); provided, however, that no such disclosure shall be deemed to qualify Section 4.8 of the Company Disclosure Letter (except to the extent set forth on Section 4.8 of the Company Disclosure Letter, including by cross-reference to another section of the Company Disclosure Letter) or (ii) as disclosed in the

Company SEC Reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) by the Company and publicly available in the two years prior to the date hereof (other than any “forward-looking statements” disclaimer or any other general statements regarding risks or uncertainties that are predictive or forward-looking in nature) provided that nothing disclosed in any such Company SEC Report shall in any case qualify or apply to the representations and warranties set forth in the Fundamental Representations and Sections 4.2(a) and 4.2(b), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1                                    Organization, Standing and Corporate Power.

(a)                                 The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The Company has furnished or made available to Parent true and complete copies of (i) the Amended and Restated Certificate of Incorporation of the Company, as amended through the date hereof (the “Company Certificate of Incorporation”) and (ii) the Amended and Restated Bylaws of the Company, as amended through the date hereof (together with the Company Certificate of Incorporation, “Company Organizational Documents”).  The Company Organizational Documents are in full force and effect and have not been amended or otherwise modified.  The Company is not in violation of any provision of the Company Organizational Documents.

Section 4.2                                    Capitalization.

(a)                                 The authorized capital stock of the Company consists of (i) 200,000,000 shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Stock”), 200,000 shares of which Company Preferred Stock have been designated Series B Junior Participating Preferred Stock and reserved for issuance in accordance with the Tax Benefits Preservation Plan pursuant to which the Company has issued rights to purchase Series B Junior Participating Preferred Stock.  At the close of business on April 12, 2017, (1) 41,857,512 shares of Company Common Stock were issued and outstanding, (2) 2,946,091 shares of Company Common Stock were held by the Company in its treasury, (3) no shares of Company Preferred Stock were issued and outstanding, (4) 2,401,988  shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Benefit Plans, including (A) 1,777,151 shares of Company Common Stock subject to outstanding options to purchase shares of Company Common Stock (with a weighted average exercise price of $19.72); (B) no shares of Company Common Stock subject to outstanding stock appreciation rights in respect of shares of Company Common Stock; (C) 458,524 shares of Company Common Stock subject to outstanding time-vesting restricted stock units in respect of shares of Company Common Stock; (D) 166,313 shares of Company Common Stock subject to outstanding market-leveraged stock units in respect of shares of Company Common Stock (assuming achievement of all applicable performance goals at target levels, it being understood that an additional 83,158 shares of Company Common Stock could become subject to such awards upon maximum performance); and (E) no shares of Company Common Stock subject to outstanding Company restricted stock awards.

(b)                                 Except as set forth in Section 4.2(a) and for issuances since April 12, 2017 resulting solely from the exercise of options, or vesting of stock appreciation rights, time-vesting restricted stock units, market-leveraged stock units, performance stock units and restricted stock awards in respect of shares of Company Common Stock outstanding on such date and in accordance with their existing terms, no shares of capital stock or other equity interests or voting securities of the Company are issued, reserved for issuance or outstanding.  Except as set forth in Section 4.2(a) or in Section 4.2(b) of the Company Disclosure Letter, there are no options, warrants, convertible, exchangeable or exercisable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company (i) relating to any issued or unissued capital stock or other equity interest or voting securities of the Company, (ii) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible, exchangeable or exercisable securities, subscriptions or other equity interests or voting securities in the Company or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company (each of (i), (ii) and (iii), collectively, the “Company Stock Rights”).  All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or equity interest or voting securities of the Company (including any shares of Company Common Stock) or any Company Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, other than pursuant to the Company Benefit Plans.

(c)                                  Section 4.2(c)(i) of the Company Disclosure Letter sets forth, as of the close of business on April 12, 2017, an accurate and complete list of each outstanding Company option, stock appreciation right, restricted stock unit award, restricted stock award, market-based stock unit award and performance stock unit award (together, the “Awards”) and, with respect to each such Award, (i) the date of grant, (ii) the number of shares of Company Common Stock subject thereto, including, as applicable, the number of shares of Company Common Stock that could vest upon maximum achievement of any applicable performance metrics, and (iii) the exercise or purchase price thereof, if applicable. There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of Company Common Stock or other securities of the Company; and (ii) obligations or binding commitments of any character restricting the transfer of any share of Company Common Stock or other securities of the Company to which the Company is a party or by which it is bound. Other than the Tax Benefits Preservation Plan, the Company does not have a stockholders’ rights plan in effect.

(d)                                 The Company does not directly or indirectly own any interest or investment (whether equity or debt) in any Person (other than the Subsidiaries of the Company and the Joint Ventures) or have any right or obligation to subscribe for or otherwise acquire any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity.

Section 4.3                                    Authority.

(a)                                 The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby (other than the filing of the Certificate of Merger and any other documents as required by the DGCL), subject to the receipt of the Company Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)                                 The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions, which as of the date hereof have not been modified or withdrawn, (i) approving this Agreement, the Merger and the other transactions contemplated hereby, (ii) determining that this Agreement is advisable and that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to a vote of the Company’s stockholders and (iv) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement.

(c)                                  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company necessary to adopt this Agreement.

Section 4.4                                    No Conflict.  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby will not, (a) assuming the Company Stockholder Approval is obtained, conflict with or violate the Company Organizational Documents, (b) assuming the receipt of the Consents contemplated by Section 4.5, conflict with or violate any Law or Order or any rule or regulation of any securities exchange on which shares of Company Common Stock are listed for trading, in each case applicable to the Company or by which any property or asset of the Company is bound or affected, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of the Company pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected (including any Material Contract and any Company Permit), except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.5                                    Required Filings and Consents.  The execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby by the Company and the performance by the Company of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to (collectively, “Consents”), any Governmental Entity, except for (a) applicable requirements, if any, of (i) the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing with the SEC of the Proxy Statement, (ii) state securities or “blue sky” Laws, (iii) the DGCL to file the Certificate of Merger or other appropriate documentation and (iv) the NYSE and (b) such Consents, the failure of which to obtain, would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.6                                    Subsidiaries.

(a)                                 A complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company, together with (i) the type and percentage of interest held, directly or indirectly, by the Company or each Subsidiary of the Company, in each such Subsidiary, (ii) the names of and the type of and percentage of interest held by any Person other than the Company or a Subsidiary of the Company in each such Subsidiary and (iii) the classification for United States federal income tax purposes of each such Subsidiary as of the date hereof, is set forth in Section 4.6(a) of the Company Disclosure Letter.

(b)                                 Each of the Company’s Subsidiaries and, to the knowledge of the Company, each Joint Venture is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its respective organization except where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.  Each of the Company’s Subsidiaries and, to the knowledge of the Company, each Joint Venture has the requisite corporate or other applicable power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Company’s Subsidiaries and, to the knowledge of the Company, each Joint Venture is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)                                  All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company and, to the knowledge of the Company, each Joint Venture (i) have been duly authorized and validly issued and are fully paid, nonassessable and, except as set forth in the articles of incorporation, by-laws, shareholders agreement, limited liability company agreement or other similar organizational or governing document of any Joint Venture (“Joint Venture Organizational Documents”) are free of preemptive rights and (ii) except as set forth in Section 4.6(a) of the Company Disclosure Letter, are owned, directly or indirectly, by the Company (and with respect to each Joint Venture, to the extent of the Company’s interest therein), free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Entity of such Subsidiary’s or Joint Venture’s business in substantially the same manner as such businesses are presently conducted.  There are no options, warrants, convertible, exchangeable or exercisable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by any Subsidiary of the Company or, to the knowledge of the Company and except as set forth in any Joint Venture Organizational Document, any Joint Venture (i) relating to any issued or unissued capital stock or other equity interest or voting securities of any Subsidiary of the Company, (ii) obligating any Subsidiary of the Company or Joint Venture to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible, exchangeable or exercisable securities, subscriptions or other equity interests or voting securities in any Subsidiary of the Company or Joint Venture, as applicable or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of any Subsidiary of the Company or any Joint Venture.

(d)                                 The Company has made available to Parent copies of the articles of incorporation, by-laws, shareholders agreement, limited liability company agreement or similar organizational or governing document of each Subsidiary of the Company and each Joint Venture.

Section 4.7                                    SEC Filings; Financial Statements.

(a)                                 The Company has filed all forms, reports, statements and documents required to be filed by it with the SEC since January 1, 2014 (the “Company SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report filed prior to the date of the Agreement.  None of the Company SEC Reports (excluding any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report.

(b)                                 Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report filed prior to the date of this Agreement, all of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Regulation S-X or Regulation S-K promulgated by the SEC, as applicable, and subject, in the case of the unaudited statements, to the absence of notes and to normal, recurring year-end audit adjustments which were not material).  The consolidated balance sheets (including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected by a subsequent Company SEC Report filed prior to the date of this Agreement) fairly present, in all material respects, the consolidated financial position of the Company at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of the Company for the periods indicated, subject, in the case of the unaudited statements, to the absence of notes and to normal, recurring year-end audit adjustments which were not material.

(c)                                  With respect to the Company SEC Reports, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC or the NYSE, and the statements contained in any such certifications are complete and correct.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)                                 The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(e)                                  Based solely on the Company’s management’s most recently completed evaluation of Company’s internal control over financial reporting, the Company’s auditors (to the knowledge of the Company) and the Company Board have not been advised of and the Company has not identified any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(f)                                   The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of Company’s filings with the SEC and other public disclosure documents.

(g)                                  To the knowledge of the Company as of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Reports and none of the Company SEC Reports is the subject of ongoing SEC review.

(h)                                 Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).  Neither the Company nor any of its Subsidiaries is a party to any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s audited financial statements or other Company SEC Reports.

(i)                                     Since January 1, 2014 through the date hereof, none of the Company, its Subsidiaries, the Company Board or the audit committee of the Company Board has received any notification of any fraud or alleged fraud, whether or not material that resulted in an internal investigation or that otherwise involved management or other employees of the Company or its Subsidiaries who have a significant role in financial reporting or the internal controls over financial reporting of the Company or its Subsidiaries or any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries, or their respective internal accounting controls.

Section 4.8                                    Absence of Certain Changes or Events.  Since December 31, 2016 through the date hereof and except as set forth on Section 4.8 of the Company Disclosure Letter, (a) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of clause (i), (ii), (iii), (iv), (v), (viii), (x), (xi), (xiii), (xiv), (xvi), (xvii), (xviii) or (xxiii) of Section 6.1(b), (b) there has not been any Company Material Adverse Effect or any event, fact, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect, and (c) there has not been any material change in any method of accounting or accounting practice or material change in any tax method or election by the Company or any of its Subsidiaries.

Section 4.9                                    Compliance with Laws and Orders.  The Company and each of its Subsidiaries are, and since January 1, 2015 have been, in compliance with all Laws, Orders and Data Security Requirements applicable to the Company or any of its Subsidiaries or by which any property, business or asset of the Company or any of its Subsidiaries is bound or affected and, to the knowledge of the Company, is not, and since January 1, 2015 has not been, under investigation with respect to, and has not been threatened to be charged with, or given notice of, any violation or breach of any such Laws, Orders or Data Security Requirements, except for failures to comply with or violation of such Laws, Orders or Data Security Requirements as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10                             Taxes.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have timely filed (giving effect to all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct and complete in accordance with applicable Law; (ii) the Company and each of its Subsidiaries have paid (or withheld and paid over to the appropriate Governmental Entity), or have reserved for the payment of in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports, all Taxes required to be paid (or withheld and paid over), whether or not reflected on any Tax Return; (iii) no deficiencies for Taxes have been asserted, assessed, or proposed in writing against the Company or any of its Subsidiaries that have not been paid or reserved for in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports; (iv) except as set forth on Section 4.10(iv) of the Company Disclosure Letter, no audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination; (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens for Taxes; and (vi) during the past seven years, neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return; (B) has any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law; (C) is a party to or bound by or has any obligation under any Tax sharing or similar agreement or arrangement with any third parties; (D) has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); or (E) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code.  It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Tax matters are those set forth in this Section 4.10, Section 4.6(a)(iii) and Section 4.15.

Section 4.11                             Company Permits.  The Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Company Permits”), and no suspension or cancellation of any such Company Permits is pending or, to the knowledge of the Company, threatened, except for such failure to have, noncompliance, suspension or cancellation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  All applications required to have been filed for the renewal of Company Permits have been filed on a timely basis with the appropriate Governmental Entity, expect where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Entity, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.12                             Litigation; Orders.  Other than as set forth on Section 4.12 of the Company Disclosure Letter, since January 1, 2014 through the date hereof:

(a)                                 there has been no claim, suit, action or information, administrative, arbitration or other proceeding by or before any Governmental Entity (“Litigation”) pending or, to the knowledge of the Company, threatened against or affecting the Company, its Subsidiaries or, to the knowledge of the Company, the Joint Ventures which would, individually or in the aggregate, reasonably be expected to be material to have a Company Material Adverse Effect;

(b)                                 there has been no Order of any Governmental Entity or arbitrator outstanding against the Company, any of its Subsidiaries or, to the knowledge of the Company, any Joint Venture that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and

(c)                                  there have been no Litigation proceedings threatened, made or brought by the Company, its Subsidiaries or, to the knowledge of the Company, the Joint Ventures before any Governmental Entity or arbitrator that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13                             Material Contracts.

(a)                                 For purposes of this Agreement, a “Material Contract” shall mean any Contract by which the Company or any of its Subsidiaries is a party or is bound as of the date hereof which (i) is required to be disclosed in the Company SEC Reports pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC, (ii) restricts the ability of the Company or any of its Subsidiaries to pay dividends or make distributions, (iii) (A) restricts in any material respect the Company’s or any of its Subsidiaries’ ability to engage in any business or compete with other entities in any geographic area in favor of any Person other than the Company or any of its Subsidiaries, (B) contains any covenant granting “most favored nation” or similar status to any Person that, following consummation of the Merger, would restrict actions in any material respect taken by Parent, the Surviving Entity or their respective Subsidiaries or Affiliates or (C) following the consummation of the Merger, would obligate Parent, the Surviving Entity or their respective Subsidiaries or Affiliates to conduct business on an exclusive or preferential basis with any Person, (iv) obligates the Company or any of its Subsidiaries to make non-contingent, aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $200,000 (but specifically excluding any leases of real property), which Contract is not cancelable within ninety (90) days without material penalty to the Company or any of its Subsidiaries, (v) contains (A) an option, right of first offer, right of first refusal or otherwise requires the Company or its Subsidiaries to dispose of or acquire any individual asset (or assets) with a value in excess of $100,000 or (B) any takedown or profit participation agreements, (vi) requires material commission payments or royalty payments (including with respect to mineral and water rights) other than brokerage fees in the ordinary course of business consistent with past practice, (vii) contains put, call or similar rights pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell equity interests of any Person or assets that have a fair market value or purchase price in excess of $200,000, (viii) contains a license or other right granted by or to the Company or any of its Subsidiaries with respect to any Intellectual Property that is material to the conduct of their business (excluding license of commercially available, non-customized software granted to the Company or any of its Subsidiaries and used for internal purposes only), (ix) constitutes a joint venture, partnership, limited liability company agreement or other similar Contract between the Company or any of its Subsidiaries, on the one hand, and any third party, on the other hand, (x) is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond or any other Contract related to Indebtedness for borrowed money of the Company or any of its Subsidiaries, in each case having an outstanding principal amount in excess of $250,000, individually, other than any such Contract between or among the Company and any of its Subsidiaries, (xi) constitutes a loan to any Person by the Company or its Subsidiaries (other than to a wholly-owned Subsidiary of the Company) other than in the ordinary course of business consistent with past practice, (xii) is a Contract between the Company or any of its Subsidiaries with any labor union, works council, or labor-related organization (a “Collective Bargaining Agreement”), (xiii) is a Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which the Company or a Subsidiary will have any material outstanding obligation after the date of this Agreement, (xiv) constitutes a regulatory agreement or similar Contract that requires that any portion of any Owned Real Property be leased or sold to any Persons set forth in such agreement or on specified terms and conditions, (xv) is a Contract that is for the employment or engagement of any Person on a full-time or part-time basis, including directors, employees, and independent contractors at annual compensation in excess of $100,000 (other than offer letters for at-will employment that can be terminated by the Company at any time with no liability), (xvi) obligates the Company or any of its Subsidiaries to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any of its Subsidiaries or, except in the ordinary course of business, any other Person, (xvii) contains a standstill or similar provision pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of the other Person or any of its Affiliates, (xviii) is a Material Real Property Lease or (xix) relates to (A) the acquisition, directly or indirectly, of assets or capital stock or other securities (by merger, capital contribution or otherwise) of any Person or (B) the disposition, directly or indirectly, of assets of the Company or its Subsidiaries, in each case with a total consideration in excess of $250,000 since January 1, 2014.

(b)                                 Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any violation or default under any Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of termination of any Material Contract except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.14                             Properties.

(a)

(i)                                     Section 4.14(a)(i) of the Company Disclosure Letter sets forth a complete list, as of March 31, 2017, of the real property owned, directly or indirectly, by the Company or any of its Subsidiaries (or any entity in which the Company or its Subsidiary, directly or indirectly, owns an equity interest) which summary sets forth (A) a list of each residential and mixed-use project, along with the name of the Subsidiary that owns each such project, (B) a list of properties currently in the entitlement process, along with the name of the Subsidiary that owns each such property, (C) the acreage by category of non-core timberland and undeveloped land and (D) a list of non-core multifamily projects and sites, along with the name of the Subsidiary that owns each such project. Except for the Owned Real Property and the JV Owned Real Property set forth on Section 4.14(a)(i) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any Subsidiary nor, to the knowledge of the Company, any Joint Venture, owns, directly or indirectly, any other real property (or direct or indirect interest therein).  The Company or one of its Subsidiaries, as applicable, has good, valid and marketable fee simple title to all real property owned by the Company or any of its Subsidiaries as of the date hereof (but specifically excluding any water or riparian rights and reservations owned by the Company and/or any of its Subsidiaries, the “Owned Real Property”) and, to the knowledge of the Company, the Joint Ventures have good, valid and marketable fee simple title to all real property owned by the Joint Ventures as of the date hereof (but specifically excluding any water or riparian rights and reservations owned by the Joint Ventures, the “JV Owned Real Property”), which Owned Real Property and, to the knowledge of the Company, JV Owned Real Property is free and clear of all Liens other than Permitted Liens; provided that, “Liens” shall not be deemed to include any pledges, claims, liens, charges, encumbrances or security interests which encumber, are secured by or relate to (x) any entity in which the Company or its Subsidiaries holds an equity interest which entity is not consolidated with the Company’s financial statements in accordance with GAAP, or (y) any such entity’s assets.  Neither the Company, any of its Subsidiaries, the Owned Real Property nor, to the knowledge of the Company, any Joint Venture of JV Owned Real Property, is a party to, the subject of or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease any of the Owned Real Property or JV Owned Real Property or any portion thereof or direct or indirect interest therein to any Person (other than pursuant to this Agreement) other than in the ordinary course of business.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any Joint Venture is a party to any agreement or option to purchase any real property or interest therein other than in the ordinary course of business.

(ii)                                  Section 4.14(a)(ii) of the Company Disclosure Letter sets forth a list of each real property which, as of the date of this Agreement, is under contract for purchase or for sale by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any Joint Venture.

(iii)                               Except as set forth on Section 4.14(a)(iii) of the Company Disclosure Letter, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any Joint Venture, has subleased, licensed or otherwise granted any person the right to use or occupy any Owned Real Property or JV Owned Real Property or any portion thereof (“Tenant Leases”). To the knowledge of the Company, neither the Company nor any Subsidiary nor Joint Venture is in breach or default under any Tenant Lease.

(iv)                              The Company and/or the applicable Subsidiaries have made available to Parent and Merger Sub, copies of all of the most recent policies of owner’s title insurance insuring the Owned Real Property or JV Owned Real Property (individually each, a “Company Title Insurance Policy”), which, in each case, the Company and its Subsidiaries have in their possession, and to the knowledge of the Company each such Company Title Insurance Policy is valid and in full force and effect with respect to the Person to which the policy was issued.  Since January 1, 2014, no written claim has been made against any Company Title Insurance Policy insuring any Owned Real Property, nor, to the knowledge of the Company, insuring any JV Owned Real Property, which, individually or in the aggregate, would be material to any Owned Real Property or JV Owned Real Property.

(v)                                 As of the date hereof, except for assessments by municipal utility or other similar districts in regard to all or substantially all property within district boundaries, neither the Company nor any of its Subsidiaries have received written notice of any pending or proposed special assessments affecting the Owned Real Property, JV Owned Real Property, or any portion thereof. As of the date hereof, except for assessments by municipal utility or other similar districts in regard to all or substantially all property within district boundaries, no assessments for public improvements have been made against any Owned Real Property, or, to the knowledge of the Company, any JV Owned Real Property which, individually or in the aggregate, would be material to any Owned Real Property or JV Owned Real Property.

(b)                                 Section 4.14(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all Material Real Property Leases to which the Company or any of its Subsidiaries is a named tenant or licensee (or a successor or assignee thereof) or otherwise has the right to occupy real property, along with the address (other than with respect to groundwater leases) of all such real property leased pursuant to the Material Real Property Leases and the Subsidiary which is a party to such Material Real Property Leases.  The Company has made available to Parent materially true, correct and complete copies of such Material Real Property Leases on or prior to the date hereof. To the knowledge of the Company, the Company and each of its Subsidiaries has complied in all material respects with the terms of the real property leases, ground leases, subleases or real property licenses to which the Company or any of its

Subsidiaries is a named tenant, subtenant or licensee (or successor or assignee thereof) (the “Real Property Leases” and such real property, the “Leased Real Property”). As of the date hereof, neither the Company nor any of the Subsidiaries has received a written notice of any material default under any Real Property Lease, and all such Real Property Leases are in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law) and except for such noncompliance or failure to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as set forth on Section 4.14(b) of the Company Disclosure Letter, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any person the right to use or occupy any Leased Real Property or any portion thereof.

(c)                                  Section 4.14(c) of the Company Disclosure Letter sets forth a list of all Material Management Agreements and Material Construction Agreements. The Company has made available to Parent materially true, correct and complete copies of such Material Management Agreements and Material Construction Agreements on or prior to the date hereof. As of the date hereof, neither the Company nor any of the Subsidiaries has received a written notice of any material default under any Material Management Agreement or Material Construction Agreement, and all such agreements are in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law) and except for such defaults or failure to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company or any Subsidiary is a party to any agreement pursuant to which the Company or any Subsidiary manages or manages the development of any real property for any third party.

(d)                                 As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Joint Venture has received written notice of any existing or pending appropriation, condemnation, eminent domain or like proceedings or similar actions that affect any Owned Real Property, Leased Real Property or JV Owned Real Property, (ii) to the knowledge of the Company, no condemnation, eminent domain or like proceeding or similar action is currently threatened in writing and (iii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Joint Venture has received any written notice of the intention of any Governmental Entity or other Person to take or use any Owned Real Property or Leased Real Property.

(e)                                  Except as set forth on Section 4.14(e) of the Company Disclosure Letter, no certificate, variance, permit or license from any Governmental Entity having jurisdiction over any of the Owned Real Properties or, to the knowledge of the Company, the JV Owned Real Properties or any agreement, easement or other right that is necessary to permit the current use by the Company of the Owned Real Properties or, to the knowledge of the Company, the JV Owned Real Properties has failed to be obtained or is not in full force and effect, except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.15(e) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Joint Venture, has received written notice of any existing zoning or land use violations with respect to any Owned Real Property, Leased Real Property or JV Owned Real Property; (ii) there are no pending actions initiated by or on behalf of the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Joint Venture to change or redefine the zoning classification or land use approvals of all or any portion of any Owned Real Property, Leased Real Property or JV Owned Real Property, except for actions which may be initiated in the ordinary course of business and pursuant to a plan of development or redevelopment prepared by the Company and/or its Subsidiaries or a Joint Venture, a true and correct copy of which has been provided to Parent; and (iii) to the knowledge of Company, each Owned Real Property, Leased Real Property and JV Owned Real Property has adequate access available to operate as it is currently being operated.

(f)                                   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect on the Company and except as set forth on Section 4.14(f) of the Company Disclosure Letter, and except for work performed at or materials furnished to Owned Real Property, Leased Real Property or JV Owned Real Property in the ordinary course of business within 120 days (or such longer period to the extent that the applicable underlying agreement for services and/or materials allows a payment period in excess of 120 days) prior to the date hereof, all material work performed or materials furnished to the Owned Real Property, Leased Real Property and, to the knowledge of the Company, JV Owned Real Property prior to the date hereof has (i) been paid for in full, (ii) will be paid in the ordinary course of business or (iii) is being contested in good faith by appropriate proceedings and with adequate reserves established for payment in accordance with GAAP.

(g)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries has good and valid title to all their respective personal property and assets (but excluding the Owned Real Property and Leased Real Property), except for Permitted Liens and such personal property is in reasonably good working order and condition, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  All such personal property and assets, are free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens, except for (A) Permitted Liens and (B) such other conditions, encroachments, easements, rights of way, restrictions and Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)                                 To the knowledge of the Company, there are no material geotechnical or soil conditions adversely affecting any portion of the Owned Real Property or JV Owned Real Property which would preclude development thereof or render development thereof in accordance with the current business plan of the Company uneconomic such that the Company’s management would be reasonably likely to determine not to proceed with such development. To the knowledge of the Company, no portion of the Owned Real Property or JV Owned Real Property includes any archeological sites, paleontological sites, historical sites, artifacts or burial grounds of historical or cultural significance that would preclude development thereof or render development thereof in accordance with the current business plan of the Company uneconomic such that the Company’s management would be reasonably likely to determine not to proceed with such development.

Section 4.15                             Employee Benefit Plans.

(a)                                 Each compensation or benefit plan, program, policy, agreement, Contract, practice or other arrangement, whether or not an “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, severance, change of control, retention, employment, separation, retirement, pension, savings, or other material benefit or compensation plan, program, policy, agreement, Contract, practice or arrangement maintained, sponsored or contributed to or required to be contributed by the Company or any Subsidiary of the Company, or otherwise with respect to which the Company or any Subsidiary of the Company has or could reasonably be expected to have any material Liability (the “Company Benefit Plans”) and each related funding arrangement has been established, funded, maintained and administered in material compliance with its terms and with applicable Law, and nothing has occurred with respect to such Company Benefit Plans that would result in a payment or assessment by or against the Company or any Subsidiary of the Company of any Taxes, Liabilities or penalties (civil or otherwise) that would result in a material Liability.  Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has timely received a favorable determination, advisory or opinion letter from the Internal Revenue Service, and to the knowledge of the Company there are no circumstances that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.  With respect to each Company Benefit Plan, the Company has provided Parent complete and correct copies, to the extent applicable, of (i) the plan and trust documents (with all amendments thereto) and the most recent summary plan description (and any summaries of material modifications), (ii) the most recent annual report (Form 5500 series), (iii) the most recent financial statements and actuarial reports and (iv) the most recent Internal Revenue Service determination, opinion or advisory letter.

(b)                                 None of the Company Benefit Plans is, and none of the Company, any Subsidiary of the Company, or any Person that together with the Company or any Subsidiary of the Company, would be treated as a single employer under Section 414 of the Code, during the preceding six years, has sponsored, maintained, participated in, contributed to or had any obligation to contribute to, or has any Liability under or with respect to, any defined benefit plan (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Section 412 of the Code or Title IV of ERISA, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA).

(c)                                  As of the date hereof, there are no material pending or, to the knowledge of the Company, threatened claims, proceedings, audits, investigations, suits or actions by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).  All required contributions, payments, reimbursements, accruals and premiums for all periods ending prior to or as of the date hereof have been made or properly accrued, except as would result in a material Liability to the Company or any Subsidiary of the Company.  Except as set forth on Section 4.15(c) of the Company Disclosure Letter, no Company Benefit Plan provides and neither the Company nor any Subsidiary of the Company has any Liability in respect of post-employment or retiree health, medical or life insurance or other welfare benefits to any Person, except as required to comply with Section 4980B of the Code or any similar state Law.

(d)                                 Except as set forth on Section 4.15(d) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in or cause the vesting, exercisability, acceleration of payment, funding or delivery of, or forfeiture of or increase in the amount or value of, any payment, right or other benefit or compensation otherwise due to any current or former employee, officer, director or other natural person service provider of the Company or its Subsidiaries; (ii) entitle any current or former employee, officer, director or other natural person service provider of the Company or its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment; or (iii) trigger any other material obligation under, or result in the breach or violation of, any Company Benefit Plan.

(e)                                  Except as set forth on Section 4.15(e) of the Company Disclosure Letter, (i) no payment or benefit that could be made by the Company or its Subsidiaries will be characterized as a parachute payment within the meaning of Section 280G of the Code by reason of the Merger (either alone or in conjunction with any other event) or the other transactions contemplated by this Agreement, and (ii) neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(f)                                   (i) Each Company Benefit Plan has been maintained, in form and operation, in all material respects in material compliance with Section 409A of the Code, and (ii) neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

Section 4.16                             No Undisclosed Liabilities.  The Company does not have any Liabilities that would be required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with GAAP except for (i) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company as of December 31, 2016, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2016, (iii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iv) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.17                             Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) neither the Company, any Subsidiary of the Company nor, to the knowledge of the Company, any Joint Venture has received any written notice, demand, complaint, or other written communication alleging that the Company, any Subsidiary of the Company or any Joint Venture is in violation of or subject to Liability under any applicable Environmental Law; (ii) no suit, claim, action, legal or administrative proceeding or request for information is pending or threatened in writing by any Governmental Entity or Person against the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Joint Venture under any applicable Environmental Laws; (iii) the Company, each Subsidiary of the Company and, to the knowledge of the Company, each Joint Venture are, and since January 1, 2014 have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws for the conduct of their respective businesses or the occupation of their respective properties or facilities; (iv) neither the Company, any Subsidiary of the Company nor, to the knowledge of the Company, any Joint Venture is a party to any order, judgment, decree or other judicial or administrative demand that imposes any obligations under any Environmental Law on the Company, any Subsidiary of the Company or any Joint Venture; (v) there has been no disposal, release or threatened release of any Hazardous Materials by the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Joint Venture, or on, in, or under, or migrating from, any Owned Real Property, Leased Real Property, JV Owned Real Property or to the knowledge of the Company, formerly owned or leased real property, in each case that requires investigation, remediation, removal, mitigation, abatement, monitoring or maintenance by, or that could result in a material liability of, the Company, any Subsidiary of the Company or any Joint Venture; (vi) to the knowledge of the Company, neither the Company, any Subsidiary of the Company nor any Joint Venture has entered into any agreement in connection with the sale of any property or business pursuant to which it has assumed, retained or provided an indemnity with respect to, any Liabilities arising under Environmental Law of any other Person, excluding such assumptions or indemnities that have expired or terminated; and (vii) the Company has made available all environmental reports or other information in its possession materially bearing upon environmental matters related to the Company, any Subsidiary of the Company, any Owned Real Property or Leased Real Property and, to the extent in the possession of the Company or its Subsidiaries, any JV Owned Real Property, provided, that this representation only requires that the Company provide sufficient documentation in its possession to accurately characterize the information relating to such environmental matters.  It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Environmental Laws and environmental matters are those set forth in Sections 4.5, 4.7, 4.8, 4.16, and this Section 4.17.

Section 4.18                             Intellectual Property.

(a)                                 Section 4.18(a) of the Company Disclosure Letter sets forth all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by or registered to the Company or any of its Subsidiaries as of the date hereof.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or are licensed or otherwise possess valid rights to use, free and clear of all Liens other than Permitted Liens, all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as it is currently conducted.

(b)                                 The conduct of the business of the Company and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any of its Subsidiaries, and since January 1, 2014, neither the Company nor any of its Subsidiaries have received any written notice, charge, complaint, claim or other alleging any infringement, misappropriation, or other violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  To the knowledge of the Company, no third party is currently infringing or misappropriating Intellectual Property owned by the Company or any of its Subsidiaries and since January 1, 2014, neither the Company nor any of its Subsidiaries has provided any written notice to any Person claiming that such third Person is infringing, misappropriating or otherwise violating, any such Intellectual Property, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are taking all actions that are necessary to maintain and protect each item of Intellectual Property that they own.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, there has not been any (i) to the knowledge of the Company, breach of the security of, or other unauthorized access to, any computer systems of the Company or any of its Subsidiaries (including any personal or sensitive information contained there) or (ii) failure of any such computer systems.

Section 4.19                             Labor and Employment Matters.

(a)                                 Except as set forth in Section 4.19(a) of the Company Disclosure Letter, as of the date hereof, (i) neither the Company nor any of its Subsidiaries is a party to, or bound by, any Collective Bargaining Agreement, (ii) no union, works council, labor-related organization or group of employees represents or has filed a petition to represent any employees of the Company or its Subsidiaries, and (iii) there are not, to the knowledge of the Company, any union organizing activities concerning any employees of the Company or any of its Subsidiaries, other than any such activities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  There are no and, since January 1, 2014, there have been no, labor strikes, slowdowns, work stoppages, lockouts, material grievances, material arbitrations, unfair labor practice charges or any other material labor-related disputes against or affecting the Company or any of its Subsidiaries and, to the knowledge of the Company, none are threatened against the Company or any of its Subsidiaries, other than any such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The Company and its Subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-

exempt employees), immigration (including the verification of I-9s for all employees and the proper confirmation of employee visas), employment discrimination, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws), workers’ compensation, labor relations, employee leave issues, and unemployment insurance; except for failures to comply with or violation of such Laws as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.20                             Insurance.  Except for failures to maintain insurance or self-insurance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014 the Company and each of its Subsidiaries has been continuously insured with reputable insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as the Company reasonably believes are adequate for the business and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).

Section 4.21                             Disclosure Documents.

(a)                                 The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(b)                                 The Proxy Statement, at the time of mailing thereof and at the time of Company Stockholders Meeting, will not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)                                  The representations and warranties contained in this Section 4.21 do not apply to statements or omissions in the Proxy Statement based upon information furnished or caused to be furnished to the Company in writing by Parent or Merger Sub specifically for inclusion therein.

Section 4.22                             Existing Indebtedness.

(a)                                 There are no material agreements, documents or other instruments evidencing or securing Indebtedness of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Joint Venture, including outstanding commitments under any lines of credit, to which the Company, any of its Subsidiaries or, to the knowledge of the Company, any Joint Venture is a party or by which the Company, any of its Subsidiaries, to the knowledge of the Company, any Joint Venture or any of their respective properties or assets is bound, including loans secured by Liens encumbering the Owned Real Property or JV Owned Real Property as of the date hereof (the “Existing Indebtedness”) other than as set forth on Section 4.22(a) of the Company Disclosure Letter (the “Existing Loan Documents”). Except as set forth on Section 4.22(a) of the Company Disclosure Letter, the Company has made available to Parent true, correct and complete copies in all material respects of all Existing Loan Documents together with all material amendments and other material modifications thereto.

(b)                                 Section 4.22(b) of the Company Disclosure Letter indicates whether an Existing Loan Document is in respect of Owned Real Property, JV Owned Real Property or Leased Real Property and lists the outstanding principal balance due, maturity date, interest rate, outstanding principal and accrued interest balances in respect of each loan comprising the Existing Indebtedness as of the date indicated thereon. As of the date hereof, there is no material Indebtedness of the Company, its Subsidiaries or, to the knowledge of the Company, the Joint Ventures other than as set forth on Section 4.22(b) of the Company Disclosure Letter. Except as set forth on Section 4.22(b) of the Company Disclosure Letter, as of the date hereof, there are no escrows, reserves or deposits or letters of credits held or established in connection with the Existing Indebtedness. The Existing Indebtedness is not secured by any Lien encumbering any real property other than the Owned Real Property, JV Owned Real Property and Leased Real Property set forth on Section 4.22(b) of the Company Disclosure Letter (the “Encumbered Properties”).

(c)                                  The Existing Loan Documents are in full force and effect with respect to the Company, its applicable Subsidiaries and, to the knowledge of the Company, the Joint Ventures, as applicable, and, to the knowledge of the Company, with respect to the other parties thereto, except for such failures to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Joint Venture is in default in any material respect, nor has it received written notice that it is in default in any material respect, under the Existing Loan Documents that remains uncured, and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Existing Loan Document, except for such defaults, violations or breaches that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  The Company, each of its Subsidiaries and, to the knowledge of the Company, each Joint Venture, as to the applicable Encumbered Property, is current in all payments of principal and interest due under each Existing Loan Document applicable to it through the most recent scheduled payment date, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  No event has occurred which would result in a breach or violation of, or a default under, any Existing Loan Document by the Company, any of its Subsidiaries or, to the knowledge of the Company, any Joint Venture, or to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), except for such breaches, violations or that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.23                             Takeover Statutes.  Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 5.8, the Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL, and, accordingly, neither such section nor any other antitakeover or similar statute or regulation applies to any such transactions.  Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 5.8, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Laws enacted under U.S. state or federal Laws apply to this Agreement or the transactions contemplated hereby.

Section 4.24                             Brokers.  No broker, investment banker, financial advisor or other Person, other than JMP Securities LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company.  The Company has made available to Parent true and complete copies of all Contracts between the Company and JMP Securities LLC related to the Merger or the other transactions contemplated by this Agreement.

Section 4.25                             Fairness Opinion.  JMP Securities LLC has delivered to the Company Board its opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the consideration to be paid to the holders (other than Parent and its Affiliates) of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.  The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes after receipt thereof by the Company.

Section 4.26                             Affiliate Transactions.  Since January 1, 2014, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.27                             Tax Benefits Preservation Plan.  The Company has delivered or made available to Parent a correct and complete copy of the Tax Benefits Preservation Plan (the “Tax Benefits Preservation Plan”), dated as of January 5, 2017, entered into between the Company and Computershare Trust Company, N.A., as rights agent, including all exhibits thereto. The Company has taken all necessary action so that neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby will (a) cause the Rights (as defined in the Tax Benefits Preservation Plan) to become exercisable, (b) cause any Person to become an Acquiring Person (as defined in the Tax Benefits Preservation Plan) or (c) give rise to a Distribution Date or a Stock Acquisition Date (as defined in the Tax Benefits Preservation Plan).

Section 4.28                             No Other Representations and Warranties.  Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Company in this Article IV, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to Parent, Merger Sub or any of their Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the consummation of the

Merger and the other transactions contemplated hereby, including the accuracy, completeness or currency thereof, and neither the Company nor any other Person will have any liability to Parent, Merger Sub or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent, Merger Sub nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to the Company as follows:

Section 5.1                                    Organization and Good Standing.  Each of Parent and Merger Sub is a limited partnership duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.  Parent is the legal and beneficial owner of all of the outstanding limited partnership interests of Merger Sub.  Terra Firma Merger Sub GP, L.L.C., a Delaware limited liability company, is the general partner of Merger Sub and Terra Firma Merger Parent GP, L.L.C., a Delaware limited liability company, is the general partner of Parent. Merger Sub was formed at the direction of Parent solely for the purposes of effecting the Merger and the other transactions contemplated hereby.

Section 5.2                                    Authority.

(a)                                 Each of Parent and Merger Sub has all necessary corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary partnership action on the part of each of Parent and Merger Sub and no other corporate or similar proceedings on the part of each of Parent or Merger Sub, respectively, are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby (other than the filing and recordation of the Certificate of Merger and any other documents required by the DGCL and the DRULPA).  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)                                 The general partner of Parent has approved, adopted and declared advisable this Agreement and the Merger and the other transactions contemplated hereby.

(c)                                  Parent, in its capacity as the sole member of the general partner of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub, and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated hereby.

Section 5.3                                    No Conflict.  The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby will not (a) conflict with or violate the organizational documents of Parent or Merger Sub, (b) assuming receipt of the Consents contemplated by Section 5.4, conflict with or violate any Law or Order, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any property or asset of any of them is bound or affected except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4                                    Required Filings and Consents.  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub and the performance by each of Parent and Merger Sub of this Agreement will not, require any Consent, except for (i) applicable requirements, if any, of (A) the Securities Act or the Exchange Act, (B) state securities or “blue sky” Laws, and (C) the DGCL to file the Certificate of Merger or other appropriate documentation and (ii) such Consents, the failure of which to obtain, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5                                    Litigation; Orders.  As of the date hereof:

(a)                                 there is no Litigation pending or, to the knowledge of Parent, threatened against or affecting Parent, Merger Sub or any Subsidiary of Parent or Merger Sub or any of their respective assets which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; and

(b)                                 there is no Order of any Governmental Entity or arbitrator outstanding against Parent, Merger Sub or any of their respective Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6                                    Sufficient Funds; Financing Commitment.

(a)                                 Parent shall have available at the Closing, and will cause Merger Sub to have at the Closing, sufficient cash, marketable securities and other sources of immediately available funds necessary, taken together with the Company and its Subsidiaries’ cash on hand, to pay the aggregate Merger Consideration to be paid in respect of the shares of Company Common Stock, and to pay any other amounts incurred or otherwise payable by Parent, Merger Sub or the Surviving Entity in connection with the Merger and the other transactions contemplated by this Agreement, and there is no restriction on the use of such cash for such purposes.  Parent will cause Merger Sub to have at the Closing, the financial resources and capabilities to fully perform its obligations under this Agreement.  Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Merger and the other transactions contemplated by this Agreement.

(b)                                 On or prior to the date hereof, Parent has delivered to the Company a true, correct and complete copy of an executed commitment letter (the “Financing Commitment”) from the Guarantor to provide Parent with equity financing (the “Equity Financing”).  The Financing Commitment is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each of the other parties thereto. The Financing Commitment has not been amended or modified prior to the date of this Agreement, and as of the date hereof the respective commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Commitment is in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as set forth in or contemplated by the Financing Commitment. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, and to the knowledge of Parent, any other parties thereto, under the Financing Commitment. As of the date hereof, Parent reasonably believes that it will be able to satisfy the conditions to the Equity Financing contemplated by the Financing Commitment and that the Equity Financing will be made available to Parent on the Closing Date. Parent will provide to the Company any amendments to the Financing Commitment, or any notices given in connection therewith, or any termination thereof, as promptly as possible (but in any event within 24 hours following such amendment or termination or receipt of such notices).

Section 5.7                                    Merger Sub’s Operations.  Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has not owned any assets, engaged in any business activities or conducted any operations, and will not at any time prior to the Effective Time own any assets, engage in any business activities or conduct any operations, in each case, other than in connection with the Merger and the other transactions contemplated hereby.

Section 5.8                                    Section 203 Matters.  Neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 5.9                                    Solvency.  Assuming the accuracy of the representations and warranties of the Company in Article IV that relate to the subject matter of clauses (i) - (iii) of this Section 5.9 (including Section 4.7), after giving effect to the Merger and the other transactions contemplated by this Agreement, the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement (including payment of all amounts payable under Article I and Article III in connection with or as a result of the Merger) and the payment of all related fees and expenses, Parent and its consolidated Subsidiaries (including the Company and its Subsidiaries) will be Solvent as of the Closing Date immediately after the consummation of the transactions contemplated hereby.  For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.  Parent is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.

Section 5.10                             Disclosure Documents.  The information with respect to Parent or any of its Subsidiaries that Parent or Merger Sub furnishes, or causes to be furnished, to the Company in writing specifically for inclusion in the Proxy Statement will not, at the time of the mailing thereof or at the time the Company Stockholders Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.11                             Compliance with Laws and Orders.  Parent and each of its Subsidiaries are in compliance in all respects with all Laws and Orders applicable to Parent or any of its Subsidiaries or by which any property, business or asset of Parent or any of its Subsidiaries is bound or affected and has not been given written notice of any violation of any such Laws or Orders, except for failures to comply with or violation of such Laws or Orders as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.12                             Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent.

Section 5.13                             Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to Company a guarantee (the “Guarantee”) executed by SOF-X U.S. Holdings, L.P., a Delaware limited partnership (the “Guarantor”), in favor of Company with respect to certain obligations of the Parent and Merger Sub in connection with this Agreement. The Guarantee is in full force and effect and constitutes a valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).  No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.

Section 5.14                             No Other Representations and Warranties.  Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of its Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to the Company or any of its Representatives in the course of its due diligence investigation of Parent, the negotiation of this Agreement or the consummation of the Merger and the other transactions contemplated hereby, including the accuracy, completeness or currency thereof, and neither Parent, Merger Sub nor any other Person will have any liability to the Company or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.  Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or Merger Sub or any of their respective Representatives.

ARTICLE VI

COVENANTS

Section 6.1                                    Conduct of Business Pending the Merger.

(a)                                 From the date hereof until the earlier of (i) the Effective Time and (ii) the date of any termination of this Agreement pursuant to Section 8.1, except as otherwise consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), and except as otherwise contemplated, required or permitted by this Agreement, (A) the Company shall conduct business only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (B) the Company shall use its commercially reasonable efforts to keep available the services of its current officers and employees and preserve, in all material respects, the current relationships of the Company with customers, suppliers, licensors, licensees, distributors and other Persons with which the Company has business dealings.

(b)                                 Without limiting the generality of the foregoing, except as set forth in Section 6.1(b) of the Company Disclosure Letter or as otherwise contemplated, required or permitted by this Agreement, applicable Law or the terms of any Company Benefit Plan or as consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of (i) the Effective Time and (ii) the date of any termination of this Agreement pursuant to Section 8.1, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(i)                                     amend, or propose to adopt any amendments to, the Company’s or its Subsidiaries’ respective certificate of incorporation or bylaws or comparable organizational documents;

(ii)                                  authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, convertible, exchangeable or exercisable securities, rights of any kind to purchase or otherwise) any securities in respect of, in lieu of or in substitution for shares of its capital stock, voting securities or any other equity interests or Company Stock Rights or other interests or securities in Subsidiaries that would be Company Stock Rights if they were interests or securities in the Company;

(iii)                               acquire or redeem, directly or indirectly, or amend any securities in respect of, in lieu of or in substitution for shares of its capital stock, except to the extent that such acquisition or redemption is required pursuant to the terms of any Company Benefit Plan (as then in effect) or any agreement subject to any such Company Benefit Plan (as then in effect);

(iv)                              other than dividends or distributions made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock or other equity interests, split, combine or reclassify any shares of capital stock or other equity interests of the Company or its Subsidiaries, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any such shares of capital stock or other equity interests, or make any other distribution in respect of such shares of capital stock or other equity interests;

(v)                                 propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(vi)                              (A) except as reasonably necessary or appropriate in order to comply with municipal platting, planning, construction and development codes or requirements in the ordinary course of business (but in no event for an amount that exceeds $100,000), incur Indebtedness for borrowed money or issue any debt securities, except for loans or advances to or from Subsidiaries, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, in each case, other than the incurrence of Indebtedness under, and in accordance with, the Existing Loan Documents secured solely by Owned Real Property, Leased Real Property or JV Owned Real Property in the ordinary course of business consistent with past practice (provided that, in the event that any borrowing will exceed $500,000 under any Existing Loan Document, the Company shall give Parent reasonable advance notice prior to the incurrence of any such Indebtedness), (B) make any loans or advances to any Person, make any material change in its existing borrowing or lending arrangements for or on behalf of any Person or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, (C) acquire, or make any capital contributions to or investments in any other Person (other than direct or indirect wholly-owned Subsidiaries of the Company), by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), whether by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; (D) mortgage or pledge any of its or its Subsidiaries assets, tangible or intangible, or create or suffer to exist any material Lien (other than Permitted Liens) thereupon; or (E) prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of the Company or any of its Subsidiaries;

(vii)                           (A) enter into, adopt, amend, modify or terminate any employment, bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, severance or other Company Benefit Plan or employee benefit arrangement, agreement, trust, plan, fund, Contract or other arrangement for the compensation, benefit, or welfare of any current or former employee, director or consultant of the Company or any of its Subsidiaries, (B) otherwise take any action to cause to accelerate the payment, funding, right to payment or vesting of any compensation or benefits (except as required pursuant to this Agreement) or grant any increases to the compensation, severance or benefits of any current or former employee, director or consultant of the Company or any of its Subsidiaries or pay any bonus or special remuneration (whether in cash, equity or otherwise) to any current or former employee, consultant, independent contractor or director; (C) hire or terminate (without cause) any employee or service provider of the Company or its Subsidiaries with an aggregate annual compensation opportunity of $100,000 or more; or (D) appoint any Person to a position of executive officer or director of the Company or its Subsidiaries;

(viii)                        except as may be specifically required under a Company Benefit Plan, grant, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of the Company’s or any of its Subsidiaries’ capital stock or other voting securities or equity interests (except as may be required by the terms of any unexercisable options or other equity awards outstanding on the date of this Agreement);

(ix)                              other than as contemplated by the forecast set forth in Section 6.1(b)(ix) of the Company Disclosure Letter or transactions required pursuant to existing Contracts as in effect on the date hereof and disclosed in the Company Disclosure Letter, (A) acquire, lease (as lessee) or license (as licensee) any property or assets; or (B) sell, lease (as lessor), license (as licensor) or dispose of any property or assets (including, for the avoidance of doubt, any Owned Real Property), in each case, with an individual value greater than $100,000 (provided that, with respect to the sale of lots in the ordinary course of business consistent with past practice which would otherwise require the consent of Parent pursuant to this clause (ix), the Company shall only be required to provide Parent with 48 hours’ advance notice of any such sale and, in the event Parent fails to respond within such period, Parent’s consent shall be deemed to have been granted);

(x)                                 except as may be required as a result of a change in applicable Laws or in GAAP, make any change in any of the accounting principles or practices used by it or fail to maintain all financial books and records in all material respects in accordance with GAAP;

(xi)                              (A) make, change or revoke any Tax election that would be reasonably expected to adversely affect in any material respect the Tax liability of the Company or any of its Subsidiaries, (B) change any material Tax accounting method, (C) settle or compromise any material U.S. federal, state, local or non-U.S. Tax liability, (D) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, (E) file any amended material Tax Return with respect to any Tax, or (F) surrender any right to a refund of material Taxes;

(xii)                           (A) enter into, renew, extend or terminate (other than the termination or expiration of a Material Contract as in effect as of the date hereof pursuant to its terms) any Material Contract (or any Contract that would have been a Material Contract if it had been in effect on the date hereof, but specifically excluding any Material Real Property Leases), except in the ordinary course of business consistent with past practice with respect to (1) any such Material Contract described solely in clause (iv) of the definition of “Material Contract” that does not involve payments to or from the Company or any of its Subsidiaries of more than $200,000 during any twelve-month period or (2) subject to clauses (ix) and (xxi) of this Section 6.1(b), any sale agreement; or (B) make any material amendment or change to any such Material Contract (including any waiver, release, compromise or assignment of material rights or claims thereunder, but specifically excluding any Material Real Property Leases), except in the ordinary course of business consistent with past practice with respect to any amendment or change that would not itself alone result in such Contract being a Material Contract (other than pursuant to clause (iv) of the definition of “Material Contract”) and which amendment or change does not involve payments to or from the Company or any of its Subsidiaries of more than $200,000 during any twelve-month period;

(xiii)                        except as required by applicable Law, recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(xiv)                       except for the Litigation referred to in Section 6.6, settle or compromise any pending or threatened Litigation or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation, absolute or accrued, asserted or unasserted, contingent or otherwise, other than the settlement, compromise, payment, discharge or satisfaction of Litigation, claims and other liabilities that (A) are reflected or reserved against in full in the Company Financial Statements, (B) are covered by insurance policies or (C) otherwise do not involve the payment of money in excess of $150,000 in the aggregate, in each case where the settlement, compromise, discharge or satisfaction of which does not include any obligation to be performed by the Company or its Subsidiaries following the Effective Time;

(xv)                          enter into any Contract or arrangement between the Company or any of its Subsidiaries, on the one hand, and any Affiliates of Company (other than its Subsidiaries), on the other hand;

(xvi)                       fail to use reasonable best efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with reasonably comparable insurance policies, to the extent available on commercially reasonable terms, covering the Company, its Subsidiaries and their respective properties, assets and businesses;

(xvii)                    form any new joint ventures or materially modify the terms of any existing joint ventures with third parties;

(xviii)                 amend or modify the compensation terms or any other obligations of Company contained in the engagement letter with JMP Securities LLC in a manner adverse to Company or any of its Subsidiaries or the Surviving Entity or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xix)                       other than in the ordinary course of business consistent with past practice, initiate or consent to (A) any material zoning reclassification of any Owned Real Property or Leased Real Property or (B) any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any Owned Real Property or Leased Real Property;

(xx)                          other than in the ordinary course of business consistent with past practice, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any Material Real Property Lease (or any lease for real property that, if existing as of the date of this Agreement, would be a Material Real Property Lease) or enter into any other lease of real property with a term in excess of one year;

(xxi)                       other than in the ordinary course of business consistent with past practice, sell, license, mortgage, pledge, assign, transfer, dispose of, abandon, or encumber, or effect a deed in lieu of foreclosure with respect to, any Owned Real

Property or other property or assets (except for Permitted Liens), in each case, with an individual value greater than $100,000 (or, in the case of Intellectual Property, that is material to the Company);

(xxii)                    enter into any new line of business;

(xxiii)                 (A) purchase any “non-core” asset or right (e.g., mineral rights, surface rights, multifamily or other developed residential or commercial property, real property held primarily for the purpose of resource extraction, groundwater leases or timberland assets) or any other asset or right not purchased in furtherance of the Company and its Subsidiaries’ core community development business or (B) invest or spend or commit to invest or spend any amounts with respect to such “non-core” assets other than as may reasonably be required in the ordinary course of business consistent with past practice or to preserve the value of such assets or to prepare them for sale;

(xxiv)                make, authorize, enter into any commitment for, or make a capital contribution to any Joint Venture for, any new capital expenditure (such new capital expenditures being referred to hereinafter as the “Capital Expenditures”), other than Capital Expenditures in the ordinary course of business consistent with past practice for continuation of development of existing phases of Owned Real Property and JV Owned Real Property currently under construction and in an amount not to exceed, in each case, 110% of the aggregate budgeted amount for the applicable quarter as reflected in the applicable property level budget of the Company, copies of which are attached as Section 6.1(b)(xxiv) of the Company Disclosure Letter; or

(xxv)                   enter into a Contract to do any of the foregoing or make any formal or informal arrangement or understanding, whether or not binding, with respect to any of the foregoing.

Section 6.2                                    Access to Information; Confidentiality.

(a)                                 Subject to the confidentiality agreement between Starwood Land Ventures L.L.C. and Forestar (USA) Real Estate Group Inc., dated October 24, 2016 (the “Confidentiality Agreement”) and applicable Law, the Company shall afford to Parent and its officers, employees, accountants, counsel, financial advisors, partners, investors and other Representatives, reasonable access at reasonable times on reasonable notice during the period between the date hereof and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1 to all of its properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of the Company) and, during such period, the Company shall furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (b) all other information concerning its business, properties, litigation matters and personnel as Parent may reasonably request; provided, that nothing in this Section 6.2 shall require the Company to provide any access, or to disclose any information, if permitting such access or disclosing such information would (x) violate applicable Law, (y) violate any of its obligations with respect to confidentiality (provided, that the Company shall, upon the request of Parent, use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure), or (z) result in the loss of attorney-client privilege (provided, that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); and provided further, that Parent shall have no right and the Company shall not be obligated to provide any access for purposes of conducting any investigations relating to environmental matters that would unreasonably intrude upon, in or under, or unreasonably interfere with, any operations or properties of the Company or its Subsidiaries.  No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.  All information provided pursuant to this Section 6.2 shall be subject to the terms of the Confidentiality Agreement.

(b)                                 Each of Parent and Merger Sub agrees that it will not, and will cause its Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the consummation of the Merger.  Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact or otherwise communicate with the employees (other than senior executives), customers, suppliers, distributors, engineers, land planners, contractors and subcontractors, landlords, lessors, banks or other lenders of the Company and its Subsidiaries, or, except as required pursuant to Section 6.4, any Governmental Entity, regarding the business of the Company, this Agreement or the Merger without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.3                                    Notification of Certain Matters.  From and after the date hereof and until the earlier to occur of the Closing or the termination of this Agreement in accordance with Section 8.1, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause (a) (i) any representation or warranty of such Party contained in this Agreement that is qualified as to “materiality”, “Company Material Adverse Effect” or “Parent Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such Party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date hereof until the Closing or (b) any material failure of Parent and Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.  In addition, from and after the date hereof and until the earlier to occur of the Closing or the termination of this Agreement in accordance with Section 8.1, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of (x) any change or event having, or which would be reasonably expected to have, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or which would be reasonably expected to result in the failure of, or material delay of the satisfaction of, any of the conditions set forth in Sections 7.1, 7.2 or 7.3 or (y) any written notice or other written communication from any Governmental Entity in connection with this Agreement, the Merger or the other transactions contemplated hereby, or from any Person alleging that the consent of such Person is required in connection with the Merger or the other transactions contemplated hereby.  Notwithstanding the above, the delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the representations, warranties, covenants or agreements of the Parties, the remedies available hereunder to the Party receiving such notice or the conditions to such Party’s obligation to consummate the Merger.  This Section 6.3 shall not constitute a covenant, agreement or obligation of the Company for purposes of Section 8.1(d)(i) or Section 7.2(b).

Section 6.4                                    Approvals.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of Parent, Merger Sub and the Company agrees to use its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using its reasonable best efforts to obtain any requisite approvals, consents, authorizations, orders, exemptions or waivers by any Governmental Entity or other third party (provided that in respect of Contracts between the Company or any of its Subsidiaries with any third party, none of the Parties shall be required to make or agree to make any payment or accept any material conditions or obligations) in connection with the Merger and the other transactions contemplated by this Agreement and to fulfill the conditions to the Merger and (ii) not take any action that would materially delay or prevent consummation of the Merger and the other transactions contemplated by this Agreement.

(b)                                 Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall (i) promptly notify the other of and, if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any substantive communications from or with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed substantive written or oral communication with any such Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, (iii) not participate in any substantive meeting or have any substantive communication with any such Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement unless it has given the other an opportunity to consult with it in advance and, to the extent permitted by such Governmental Entity, give the other the opportunity to attend and participate therein and (iv) furnish the other with copies of all filings and communications between it and any such Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, the rights of the Parties under this Section 6.4(b) may be exercised on their behalf by their respective outside counsel and that materials may be redacted (x) to remove reference concerning valuation, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concern.

(c)                                  Notwithstanding anything in this Agreement to the contrary, in no event will Parent or Merger Sub be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Parent, could be expected to limit the right of Parent or its Subsidiaries to own or operate all or any portion of their respective businesses or assets, including those of the Company. With regard to any Governmental Entity, neither the Company nor any of its respective affiliates shall, without Parent’s written consent, in Parent’s sole discretion, discuss, propose or commit to any divestiture transaction, or discuss, propose or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product lines or assets of, the Company or otherwise receive the full benefits of this Agreement; provided that the Company and its Subsidiaries shall not be required to take any such action unless such action is conditioned upon the occurrence of the Closing.

Section 6.5            No Solicitation.

(a)           The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Third Person and its Representatives concerning any Acquisition Proposal or discussion that could lead to an Acquisition Proposal, cease providing any further information with respect to the Company, its Subsidiaries or any Acquisition Proposal to any such Third Person or its Representatives, terminate access for any such Third Persons and their Representatives to any physical or electronic data room, and request that any such Third Person and its Representatives in possession of confidential information about the Company or its Subsidiaries that was furnished by or on behalf of the Company to such Persons in connection with such activities, discussions or negotiations return or destroy all such information in accordance with any confidentiality agreement or similar agreement between the Company and such Third Person.  From and after the date of this Agreement, except as expressly permitted by this Section 6.5, the Company and its Subsidiaries shall not (and the Company shall direct its and their respective Representatives not to), directly or indirectly, (i) solicit, request, initiate or knowingly facilitate or encourage (including by way of furnishing or disclosing information) any proposal, offer or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, or take any other action to facilitate or initiate the making of any Acquisition Proposal, (ii) enter into, continue or otherwise participate in discussions or negotiations with, furnish or make available any information, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Person in connection with any Acquisition Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to, an Acquisition Proposal, (iii) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, unless the Company Board after considering advice from outside legal counsel to the Company that the failure to waive or release or fail to enforce such provision would reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws of the State of Delaware, (iv) approve any Third Person becoming an “interested stockholder” under Section 203 of the DGCL, (v) enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar Contract relating to an Acquisition Proposal (other than the confidentiality agreements permitted under Section 6.5(b)(iii)) (each, an “Acquisition Agreement”) or (vi) propose publicly to do any of the foregoing.  Nothing in this Section 6.5 shall prohibit the Company, its Subsidiaries and its and their respective Representatives from informing any Person of the existence of the provisions contained in this Section 6.5 or clarifying the terms and conditions thereof.  It is understood that any violation of the restrictions on the Company set forth in this Section 6.5 by any Subsidiary of the Company or any of their respective Representatives shall be deemed a breach of this Section 6.5 by the Company.

(b)           Notwithstanding Section 6.5(a), at any time prior to obtaining the Company Stockholder Approval, the Company, its Subsidiaries and its and their respective Representatives may participate in discussions or negotiations regarding, and furnish or disclose information (including non-public information) in response to, an unsolicited, bona fide written Acquisition Proposal which was made after the date of this Agreement and did not result from any breach of this Section 6.5 that is submitted to the Company, any of its Subsidiaries or its or their respective Representatives; provided that (i) the Company Board determines in good faith, based on the information then available and after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (ii) the Company Board determines in good faith, based on the information then available and after consultation with its outside legal counsel, that failing to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, (iii) prior to participating in discussions or negotiations with, or furnishing or disclosing any non-public information to, a Third Person with respect to such Acquisition Proposal, the Company receives from such Third Person an executed confidentiality agreement containing terms not less favorable to the Company than the terms then applicable under the Confidentiality Agreement and (iv) promptly (and in any event within 48 hours) after furnishing or making available any non-public information concerning the Company and its Subsidiaries to any such Third Person, the Company furnishes or makes available such information to Parent or its Representatives (to the extent such information has not been previously furnished or made available by the Company to Parent or its Representatives).

(c)           The Company shall notify Parent in writing promptly (but in no event later than 24 hours) after receipt by the Company, its Subsidiaries or any of their respective Representatives of any Acquisition Proposal, any bona fide written indication that a Third Person intends to make an Acquisition Proposal or any written request for information relating to the Company and its Subsidiaries or for access to the business, books or records of the Company or any of its Subsidiaries, in each case by any Third Person that intends to make an Acquisition Proposal in connection therewith.  The Company shall identify the Third Person making, and the material terms and conditions of, any such Acquisition Proposal, indication or request (including any material changes thereto).  The Company shall keep Parent reasonably informed on a current basis of any material developments, discussions or negotiations regarding any such Acquisition Proposal, indication or request (including any changes thereto), and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(d)           Except as expressly permitted by this Section 6.5, the Company Board shall not (i) withhold, withdraw, modify, amend or qualify, or propose publicly or resolve to withhold, withdraw, modify, amend or qualify, in any manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in Company Recommendation”) (it being understood that the Company Board may refrain from taking a position with respect to an Acquisition Proposal until the close of business of the tenth Business Day following a written request by Parent to the Company Board to affirm the Company Recommendation after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered an adverse modification), (ii) adopt, approve, authorize or recommend or otherwise declare advisable, or propose publicly to adopt, approve, authorize or recommend or otherwise declare advisable, any Acquisition Proposal, (iii) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) or (iv) enter into any Acquisition Agreement.

(e)           If, prior to obtaining the Company Stockholder Approval, the Company receives an Acquisition Proposal that the Company Board concludes in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, constitutes a Superior Proposal, the Company Board may effect a Change in Company Recommendation or terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive, written agreement concerning such Superior Proposal, if, and only if:

(i)            the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Notice Period”), of its intention to effect a Change in Company Recommendation pursuant to this Section 6.5(e) or to terminate this Agreement to enter into a definitive, written agreement concerning a Superior Proposal pursuant to Section 8.1(c)(ii), which notice shall specify the basis for such Change in Company Recommendation or termination and the identity of the party making such Superior Proposal, the material terms and conditions thereof and all material documents relating to such Acquisition Proposal; provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.5(e) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice shall be two Business Days);

(ii)           the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to effect a Change in Company Recommendation or terminate this Agreement to enter into a Superior Proposal, as applicable, would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law and the Company shall have complied in all material respects with all of its obligations under this Section 6.5;

(iii)          after providing the notice contemplated by Section 6.5(e)(i), the Company shall have discussed and negotiated, and shall have caused its Representatives to discuss and negotiate, with Parent and its Representatives in good faith (to the extent Parent has requested that the Company discuss and negotiate with Parent and its Representatives) during the Notice Period such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to effect a Change in Company Recommendation or terminate this Agreement to enter into a Superior Proposal, as applicable; and

(iv)          (A) the Company Board shall have considered in good faith any proposed changes to this Agreement offered in writing by Parent no later than 5:00 p.m. (Eastern Time) on the last day of the Notice Period, and, taking into account any such proposed changes, shall have determined in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect and the failure to take such action would continue to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law and (B) in the case of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Acquisition Agreement concerning a Superior Proposal, the Company shall have validly terminated this Agreement in accordance with Section 8.1(c), including paying the Company Termination Fee in accordance with Section 8.2(h).

(f)            Nothing contained in this Section 6.5 shall prohibit the Company Board, directly or indirectly through its Representatives, from (i) complying with Rule 14e-2(a) under the Exchange Act with respect to any Acquisition Proposal; provided that any such position taken or disclosed that relates to an Acquisition Proposal shall be deemed to be a Change in Company Recommendation unless the Company Board reaffirms the Company Recommendation in such statement or in connection with such Acquisition Proposal requiring compliance with Rule 14e-2(a) no later than the ten business day deadline set forth in Rule 14e-2(a) or (ii) making a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any Acquisition Proposal or an express reaffirmation of the Company Recommendation.

(g)           Notwithstanding anything to the contrary set forth in this Agreement, other than in connection with an Acquisition Proposal received by the Company or its Subsidiaries, the Company Board may effect a Change in Company Recommendation (and the Company shall not be required to include the Company Recommendation in the Proxy Statement) in response to an Intervening Event if the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, that, (i) the Company promptly notified Parent in writing at least four Business Days before taking such action, of its intention to do so, attaching a reasonably detailed description of the facts relating to such Change in Company Recommendation, (ii) during such four Business Day period, if requested by Parent, the Company and its Representatives shall have discussed and negotiated in good faith (to the extent that Parent has requested that the Company discuss and negotiate) with Parent and its Representatives regarding any proposal by Parent to amend the terms of this Agreement in response to such potential Change in Company Recommendation; and (iii) after such four Business Day period, the Company Board shall have determined in good faith, after considering advice from its outside legal counsel, and taking into account any proposal by Parent to amend the terms of this Agreement made during such period, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

Section 6.6            Stockholder Litigation.  The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company or its directors and threatened stockholder litigation of which the Company has knowledge, in each case relating to this Agreement, the Merger or the transactions contemplated hereby and shall keep Parent fully informed regarding any such stockholder litigation.  Without limiting the preceding sentence, the Company shall give Parent the opportunity to review and comment on all filings or responses to be made by the Company in connection with any such stockholder litigation (and the Company will in good faith take such comments into account), the opportunity to consult on any settlement, understanding or other agreement with respect to such stockholder litigation; provided, however that without Parent’s prior written consent the Company shall only be permitted to offer to make or make any payment with respect to any such stockholder litigation and to enter into any settlement, understanding or other agreement relating to any such stockholder litigation if the terms thereof, in the aggregate, are no less favorable to the Company than those described in Section 6.6 of the Company Disclosure Letter.

Section 6.7            Indemnification; Director and Officer Insurance.

(a)           Parent shall cause the Surviving Entity to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former directors and officers of the Company and its Subsidiaries (each such director or officer an “Indemnified Person”), in each case to the fullest extent a Delaware corporation would be permitted by Law to indemnify such individuals, including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date hereof that increase the extent to which a corporation may indemnify its officers and directors, from and against any and all costs or expenses (including attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur at or prior to the Effective Time (including, throughout this Section 6.7, for acts or omissions occurring in connection with the negotiation, execution, delivery and approval of this Agreement, the performance of the Company’s obligations hereunder and the consummation of the transactions contemplated hereby or arising out of or pertaining to the Merger and the other transactions contemplated hereby and any other transaction considered by the Company in lieu of the Merger and the other transactions contemplated hereby) whether asserted or claimed prior to, at or after the Effective Time.

(b)           The Surviving Entity shall, and Parent shall cause the Surviving Entity to, at no expense to the beneficiaries, purchase as of the Effective Time a tail endorsement to the current policies of directors’ and officers’ liability insurance maintained by the Company which tail endorsement shall be effective for a period from the Effective Time through and including the date six years after the Closing Date (a “Reporting Tail Endorsement”) with respect to claims arising from facts or events that occurred at or prior to the Effective Time, and which Reporting Tail Endorsement shall contain coverage and amounts at least as favorable to the Indemnified Persons as the coverage currently provided by Company’s current directors’ and officers’ liability insurance policies (in the aggregate); provided, that in no event shall the Surviving Entity and Parent be required to pay annual premiums for insurance under this Section 6.7(b) that exceed 300% of the most recent annual premiums paid by Company or any of its Subsidiaries, as applicable, prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity and Parent, as applicable, shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount. Such Reporting Tail Endorsement shall be placed through such broker(s) as may be specified by Parent and as is reasonably acceptable to the Company.  Notwithstanding the first and second sentences of this Section 6.7(b), the Company shall be permitted at its sole and exclusive option to purchase the Reporting Tail Endorsement (in lieu of the Surviving Entity) prior to the Effective Time, subject to the proviso of the first sentence of this Section 6.7(b).

(c)           The limited partnership agreement of the Surviving Entity shall include provisions for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Persons and employees of the Company and any of its Subsidiaries on the same basis as set forth in the Company Organizational Documents in effect on the date hereof with such changes as may be reasonably necessary as a result of the Surviving Entity’s organization as a limited partnership and which will not adversely impact the Indemnified Persons’ or employees’ rights to indemnification, advancement and reimbursement of expenses or exculpation in any material respects.  Following the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain in effect such provisions in its limited partnership agreement providing for such indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Persons and employees, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Time, in the case of the Indemnified Persons, to the fullest extent permitted from time to time under applicable Law, which provisions shall not be amended except as required by applicable Law.

(d)           From and after the Effective Time, Parent and the Surviving Entity shall not, directly or indirectly, amend, modify, limit or terminate the indemnification, advancement and reimbursement of expenses and exculpation provisions of the agreements listed in Section 6.7(d) of the Company Disclosure Letter between the Company or any Subsidiary of the Company and any of the Indemnified Persons or employees, or any such provisions contained in the Surviving Entity’s organizational documents to the extent such provisions apply to Indemnified Persons or employees.

(e)           Any Indemnified Person wishing to claim indemnification under Section 6.7(a), upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent and the Surviving Entity thereof, but the failure to so notify shall not relieve the Surviving Entity of any liability it may have to such Indemnified Person to the extent such failure does not materially prejudice the indemnifying party.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), as of the Effective Time, Parent or the Surviving Entity shall have the right to assume the defense thereof through counsel (i) with recognized competence and experience in connection with claims, actions, suits, proceedings or investigations of the type involved, and (ii) reasonably acceptable to the Indemnified Persons, and neither Parent nor the Surviving Entity shall be liable to such Indemnified Persons for any legal expenses of other counsel or any other expense subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if Parent or the Surviving Entity elects not to assume such defense or counsel or the Indemnified Persons advise that there are issues which raise conflicts of interest between Parent or the Surviving Entity and the Indemnified Persons or between the Indemnified Persons, the

Indemnified Persons may retain counsel satisfactory to them, and Parent shall, and shall cause the Surviving Entity to, pay all reasonable fees and expenses of such counsel for the Indemnified Persons promptly as statements therefor are received; provided, however, pursuant to this Section 6.7(e), (x) the Indemnified Persons will cooperate in the defense of any such matter and (y) neither Parent nor the Surviving Entity shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; and provided, further, that neither Parent nor the Surviving Entity shall have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Person in the manner contemplated by Section 6.7(a) is prohibited by applicable Law.  Neither Parent nor the Surviving Entity, as applicable, shall settle, compromise or consent to the entry of any judgment in any such claim, action, suit, proceeding or investigation in respect of which indemnification has been sought by an Indemnified Person hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Person from all liability arising out of such claim, action, suit, proceeding or investigation, or such Indemnified Person otherwise consents thereto, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing, Parent and the Surviving Entity may not replace any counsel engaged by any Indemnified Person prior to the Effective Time without the prior written consent of such Indemnified Person.

(f)            Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Persons or employee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.7 shall continue in effect until the final and non-appealable disposition of such claim, action, suit, proceeding or investigation.

(g)           The covenants and agreements contained in this Section 6.7 are intended to be for the irrevocable benefit of and to grant third-party rights to, and shall be enforceable by, each of the Indemnified Persons or employees and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Person or employee is entitled, whether pursuant to Law, Contract or otherwise and shall be binding on all successors and assigns of Parent and the Surviving Entity.  The obligations of Parent and the Surviving Entity under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person or employee unless the affected Indemnified Person or employee shall have consented in writing to such termination or modification.  It is expressly agreed that each Indemnified Person and or employee shall be a third-party beneficiary of this Section 6.7, and entitled to enforce the covenants and agreements contained in this Section 6.7.  If any Indemnified Person or employee makes any claim for indemnification or advancement of expenses under this Section 6.7 that is denied by Parent and/or the Surviving Entity, and a court of competent jurisdiction determines that the Indemnified Person or employee is entitled to such indemnification, then Parent or the Surviving Entity shall pay such Indemnified Person’s or employee’s costs and expenses, including legal fees and expenses, incurred in connection with pursuing such claim against Parent and/or the Surviving Entity.  The rights of the Indemnified Persons and employees under this Section 6.7 shall be in addition to, and not in substitution for, any rights such Indemnified Persons or employees may have under the Company Organizational Documents, the certificate of incorporation and bylaws (or comparable organizational documents) of any of the Company’s Subsidiaries or the certificate of incorporation and bylaws of the

Surviving Entity or under any applicable Contracts, insurance policies or Laws and Parent shall, and shall cause the Surviving Entity to, honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries.

(h)           In the event that Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Entity or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall, and shall cause the Surviving Entity to, cause proper provision to be made prior to consummation of any transaction of the type described in clauses (i) and (ii) of this sentence so that the successors or assigns of Parent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 6.7.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its respective Subsidiaries for any of their respective directors, officers, employees or other Indemnified Person, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under such policies.

Section 6.8            Public Announcements.  The initial press release relating to the Merger and the other transactions contemplated by this Agreement shall be a joint press release and thereafter, during the period between the date hereof and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company and Parent each shall obtain the prior consent of the other prior to issuing any press releases or making other public statements and communications with respect to the Merger and the other transactions contemplated hereby (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or by obligations pursuant to any listing agreement with or rules of the NYSE.  In addition to the foregoing, except to the extent disclosed in the Proxy Statement in accordance with the provisions of this Agreement, neither Parent nor the Company shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of the other Party.  Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 6.8 shall not apply to any release or public statement made or proposed to be made by the Company in accordance with Section 6.5 or in connection with any dispute between the Parties regarding this Agreement, the Merger or the other transactions contemplated hereby.

Section 6.9            Employees.

(a)           From and after the Effective Time, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, honor all employment agreements and Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time, except as otherwise specifically provided herein.

(b)           Parent shall provide each Company Employee who incurs a termination of employment during the twelve month period following the Effective Time with severance benefits that are no less favorable than the severance benefits described in Section 6.9(b) of the Company Disclosure Letter.

(c)           Nothing contained in this Section 6.9, express or implied, will: (i) be construed to establish, amend, terminate or modify any Company Benefit Plan or other employee benefit or compensation plan, program, agreement, policy, Contract, or arrangement; (ii) create any third-party beneficiary rights or obligations in any Person (including any Company Employee, other employee of the Company or the Surviving Entity or any of their respective Subsidiaries or their respective beneficiaries), including with respect to any right to employment or continued employment or to a particular term or condition of employment; (iii) obligate Parent, Merger Sub, the Company, the Surviving Entity or any of their Subsidiaries, or their respective Affiliates to (A) maintain any particular Company Benefit Plan or any other employee benefit or compensation plan, program, agreement, policy, Contract, or arrangement or (B) hire or retain the employment or any particular Company Employee for any period following the Closing Date or limit the ability of Parent, Merger Sub, the Company, the Surviving Entity or any of their Subsidiaries, or any of their respective Affiliates to terminate the employment of any employee (including a Company Employee) following the Effective Time at any time and for any or no reason; or (iv) alter or limit the ability of Parent, Merger Sub, the Company, the Surviving Entity or any of its Subsidiaries, or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan or other employee benefit or compensation plan, program, agreement, policy, Contract or arrangement at any time following the Effective Time.

Section 6.10          Rule 16b-3.  Prior to the Closing, the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11          State Takeover Laws.  If any state takeover Law becomes applicable to the Merger or the other transactions contemplated hereby, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.12          Convertible Notes Supplemental Indenture.  The Company shall take all actions as and when reasonably necessary to satisfy the Company’s obligations under the Indenture, dated as of February 26, 2013, between the Company and U.S. Bank National Association, as Trustee, as supplemented by the First Supplemental Indenture, dated as of February 26, 2013, in connection with the Merger and the other transactions contemplated by this Agreement, including entering into a supplemental indenture in accordance with Section 4.07(a) of such First Supplemental Indenture.

Section 6.13          No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Closing.  Prior to the Closing, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14          Delisting.  Each of the Parties agrees to cooperate with the others in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.15          Obligations of Merger Sub.  Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement.  Parent hereby guarantees the payment by Merger Sub of any amounts payable by Merger Sub pursuant to the Merger or otherwise pursuant to this Agreement.

Section 6.16          Proxy Statement; Company Stockholders Meeting.

(a)           As promptly as reasonably practicable following the date of this Agreement (but in any event no more than 40 days following the date of this Agreement), the Company shall prepare and cause to be filed with the SEC, in preliminary form, a proxy statement relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). The Company shall use its reasonable best efforts to mail or deliver the Proxy Statement to its stockholders as promptly as practicable. Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the Company and provide such other assistance as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments with respect to the Proxy Statement or requests for additional information from the SEC. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or filing any other document to be filed by the Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, or any dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect thereto, the Company shall (A) cooperate and provide Parent a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and related correspondence and filings, (B) consider in good faith and include in such drafts, correspondence and filings all comments reasonably proposed by Parent and (C) promptly (and in no event later than the fifth Business Day following the date of this Agreement) initiate a “broker search” in accordance with Rule 14a-13 of the Exchange Act.

(b)           The Company (i) shall cause the Proxy Statement and any amendments or supplements thereto, when filed, to comply as to form, with all material legal requirements applicable thereto and (ii) agrees that none of the information to be included or incorporated by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.  Parent and Merger Sub hereby covenant and agree that none of the information to be supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement shall, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.

(c)                                  If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto, and, to the extent required by applicable Law, the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 6.16(d) shall limit the obligations of any Party under Section 6.16(a) or 6.16(b).

(d)                                 As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Organizational Documents, establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting.  As soon as reasonably practicable, the Company shall use its reasonable best efforts to cause the Proxy Statement and all other proxy materials for the Company Stockholders Meeting to be mailed to the stockholders of the Company entitled to vote at the Company Stockholders Meeting and to hold the Company Stockholders Meeting.  The Company shall, through the Company Board, recommend to its stockholders that they provide the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Change in Company Recommendation as permitted by Section 6.5.  Notwithstanding the foregoing provisions of this Section 6.16(d), (i) if, on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of the Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company

Stockholders Meeting solely for the purpose of soliciting additional proxies and votes in favor of the Merger and the other transactions contemplated hereby, which postponements or adjournments shall be for the minimum time, in the reasonable judgment of the Company, as is necessary to obtain such additional proxies and votes required to obtain the Company Stockholder Approval and (ii) the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for any supplemental or amended disclosure if the Company Board has determined in good faith after consultation with outside counsel that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law and then only for the minimum time as the Company Board has determined in good faith after consultation with outside counsel is reasonably necessary to give the holders of Company Common Stock the required time to evaluate any applicable information or disclosure; provided, further, that the Company shall, if requested by Parent, delay, adjourn or postpone convening the Company Stockholders Meeting (x) for the absence of a quorum or (y) for up to 10 Business Days to allow additional time to solicit additional proxies if necessary in order to obtain the Company Stockholder Approval.

Section 6.17                             Financing Cooperation.

(a)                                 Prior to the Closing, the Company shall cooperate, and shall cause its Subsidiaries to cooperate, and shall use its and their reasonable best efforts to cause their respective Representatives to cooperate with Parent in connection with (without duplication under Sections 6.17(b) and (c)) (x) seeking and negotiating, as applicable and as directed by Parent, waivers, consents or amendments to existing contracts, agreements and other arrangements pursuant to which the Company or its Subsidiaries has or guarantees Indebtedness for borrowed money (in each case, in form and substance reasonably satisfactory to Parent in its sole discretion), and (y) if and when requested by Parent in writing, at Parent’s sole cost and expense, the arrangement of additional or alternative Indebtedness, or the assumption and modification of Existing Indebtedness, for borrowed money in connection with the consummation of the transactions contemplated hereby (clause (x) and (y) together, the “Debt Financing”), including (i) participation in a reasonable number of meetings, conference calls, presentations, and due diligence sessions with prospective financing sources, (ii) furnishing Parent, its Representatives and its financing sources on a confidential basis as promptly as reasonably practicable with financial and other pertinent information regarding the Company and its Subsidiaries and any of their respective assets, liabilities and properties as may be reasonably requested by Parent, (iii) assisting Parent, its Representatives and its financing sources in the preparation and execution of (A) bank information memoranda, confirmations, certifications and undertakings and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained therein) relating to the Debt Financing, and (B) materials for  lender presentations relating to the Debt Financing, (iv) reasonably cooperating with the marketing efforts of Parent, its Representatives and its financing sources for any Debt Financing to be raised by Parent, (v) providing and executing documents as may be reasonably requested by Parent in connection with the Debt Financing; provided that no obligation of the Company or any of its Subsidiaries under any such document shall be effective until the Closing, (vi) to the extent requested at least five Business Days prior to the Closing Date, providing and executing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA Patriot Act, and (vii) cooperating in connection with the assumption, repayment or discharge of any Indebtedness of the Company or any of its Subsidiaries, including the timely delivery of assumption, payoff or similar notices under any Existing Indebtedness for borrowed money of the Company or any of its Subsidiaries as reasonably requested by Parent. Parent shall, at Closing or, if Closing does not timely occur, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company, its Subsidiaries and their respective Representatives in connection with such cooperation. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing (including, for the avoidance of doubt, the matters contemplated by Section 6.17(b) and 6.17(c)) and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries). Notwithstanding anything in this Agreement to the contrary, until the Closing occurs, none of the Company or its directors, officers, managers, members, employees, stockholders, representatives and Affiliates shall (1) be required to pay any commitment, consent or other similar fee (other than as are payable by the Company and are contingent upon the Closing or which are concurrently reimbursed by Parent and Merger Sub), (2) incur any additional liability or obligation under the Debt Financing, any loan agreement or any related document or any other agreement or document related to the Debt Financing (other than as set forth in clause (iii) above with respect to customary authorization letters), (3) be required to take any action that would reasonably be expected to (a) conflict with or violate their respective certificate of incorporation, by-laws or comparable organizational documents or any Laws, orders or the contracts governing their respective Existing Indebtedness or result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or default under, any Existing Indebtedness or any Joint Venture Organizational Documents (provided, for the avoidance of doubt, the Company shall seek the consent of the parties to any such contracts governing Existing Indebtedness or any Joint Venture Organizational Documents  as requested by Parent) or (b) unreasonably and materially disrupt the ordinary conduct of the business or operations of the Company or its Subsidiaries, (4) be required to incur any liability in connection with the Debt Financing (other than pursuant to the Existing Indebtedness) or (5) be required to (a) pass resolutions or consents, approve or authorize the execution of, or execute any document, agreement, certificate or instrument  or take any other corporate action with respect to the Debt Financing that is not contingent on the Closing or that would be effective prior to the Effective Time or (b) provide or cause its legal counsel to provide any legal opinions. The Company hereby (x) consents to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries and (y) expressly authorizes the use of the financial statements and other information to be provided pursuant to this Section 6.17(a) on a confidential basis so long as the recipients thereof have agreed to customary confidentiality arrangements.

(b)                                 With respect to the 8.500% Senior Secured Notes due 2022 (the “Senior Secured Notes”) of the Company, if reasonably requested by Parent or Merger Sub in writing, and at the sole cost and expense of Parent, and solely to the extent permitted by the indenture governing the Senior Secured Notes, the Company shall use its reasonable best efforts to (i) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent for all of the outstanding aggregate principal amount of the Senior Secured

Notes pursuant to the requisite provisions of the indenture applicable thereto and (ii) take any actions reasonably requested by Parent (which shall not require any payment by the Company or its Subsidiaries) that are customary or necessary to facilitate the redemption and/or  satisfaction and discharge of such series pursuant to the applicable section of the indenture applicable thereto, and shall redeem and/or satisfy and discharge, as applicable, the Senior Secured Notes in accordance with the indenture applicable thereto at the Effective Time; provided, that any such redemption and/or satisfaction and discharge must be conditioned on the occurrence of the Closing and shall only be conducted in compliance with the indenture applicable thereto and applicable securities Laws.  Notwithstanding the foregoing, the Company shall not be obligated to prepare any valuation of the collateral securing the Senior Secured Notes and any opinion of counsel requirement to be delivered after the Closing shall be delivered by Parent.

(c)                                  As soon as reasonably practicable after the receipt of any written request by Parent or Merger Sub to do so, the Company shall use its reasonable best efforts to effect amendments and/or commence consent solicitations related to the 3.75% Convertible Senior Notes of the Company regarding the note holders’ conversion and repurchase rights and timing with respect thereto and the payment of any fee or change in interest rate in consideration therefor on such terms and conditions that are specified and requested, from time to time, by Parent (each a “Convertible Notes Amendment”) and Parent shall assist the Company in connection therewith (including entering into, and causing the entering into by the trustee, of supplemental indentures related thereto); provided that (i) Parent shall only request the Company to conduct any Convertible Notes Amendment in compliance with the indenture applicable thereto and applicable securities Laws, (ii) any supplemental indentures in accordance herewith shall become operative only concurrently with the Closing; and (iii) the Company shall not be obligated to enter into any supplemental indenture related to a Convertible Notes Amendment if, in consultation with its counsel, the Company reasonably determines that (x) such Convertible Notes Amendment requires the consent of all note holders and such consent has not been obtained or (y) such amendment violates applicable securities Laws.

(d)                                 Upon the reasonable request of Parent at any time prior to the Closing and at the sole cost and expense of Parent, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to, and shall use reasonable best efforts to cause its and their respective Representatives to, take all reasonably requested actions necessary to assist Parent and its respective Affiliates in preparing all filings or other reports required to be made by Parent or such Affiliate with applicable Governmental Entities in connection with the Merger and the other transactions contemplated by this Agreement and to cooperate reasonably with Parent and its respective Affiliates in connection therewith.

Section 6.18                             Joint Venture Cooperation.

(a)                                 Prior to the Closing, the Company shall cooperate, and shall cause its Subsidiaries to cooperate, and shall use its and their reasonable best efforts to cause their respective Representatives to cooperate with Parent in connection with seeking and negotiating, as applicable and as directed by Parent, waivers, consents or amendments to the Joint Venture Organizational Documents (“Joint Venture Consents and Amendments”), including providing and executing documents as may be reasonably requested by Parent in connection with the Joint Venture Consents and Amendments. Parent shall, at Closing or, if Closing does not timely occur, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company, its Subsidiaries and their respective Representatives in connection with such cooperation. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages,  claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Joint Venture Consents and Amendments. Notwithstanding anything in this Agreement to the contrary, until the Closing occurs, none of the Company or its directors, officers, managers, members, employees, stockholders, representatives and Affiliates shall (1) be required to pay any fee (other than as are payable by the Company and are contingent upon the Closing or which are concurrently reimbursed by Parent and Merger Sub), (2) incur any additional liability or obligation under the Joint Venture Organizational Documents in connection with the Joint Venture Consents and Amendments, (3) be required to take any action that would reasonably be expected to (a) conflict with or violate their respective certificate of incorporation, by-laws or comparable organizational documents or any Laws, orders or result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or default under, any Joint Venture Organizational Documents (provided, for the avoidance of doubt, the Company shall seek the consent of the parties to any such Joint Venture Organizational Documents as requested by Parent) or (b) unreasonably and materially disrupt the ordinary conduct of the business or operations of the Company or its Subsidiaries, (4) be required to incur any other liability in connection with the Joint Venture Consents and Amendments or (5) be required to (a) pass resolutions or consents, approve or authorize the execution of, or execute any document, agreement, certificate or instrument  or take any other corporate action with respect to the Joint Venture Consents and Amendments that is not contingent on the Closing or that would be effective prior to the Effective Time or (b) provide or cause its legal counsel to provide any legal opinions.

Section 6.19                             Tax Matters.  Notwithstanding anything to the contrary herein, upon Parent’s written request at least 10 Business Days prior to the Closing Date, at or prior to the Closing (at such time prior to the Effective Time as may be directed in writing by Parent), the Company shall cause each subsidiary that is treated as a corporation for U.S. federal income tax purposes as set forth in Section 6.19 of the Company Disclosure Letter (each such subsidiary identified in such written request, a “Converted Entity”) to (i) convert into, at Parent’s election, a limited liability company or limited partnership (or other entity that is disregarded as an entity separate from the Company for U.S. federal income tax purposes) (a “Disregarded Entity”), (ii) merge with and into a Disregarded Entity, and/or (iii) make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes, as applicable, in each case, such that, at or prior to the Closing (but in any event prior to the Effective Time) (as determined by the Company in its reasonable discretion), for U.S. federal income tax purposes, each such Converted Entity is a Disregarded Entity; provided that (A) the Company shall not be required to take any such action that would reasonably be expected to result in the failure of, or materially delay the satisfaction of, any of the conditions set forth in Article VII and (B) the Company and its Subsidiaries shall not be required to take any such actions unless such actions are conditioned upon the occurrence of the Closing; and provided, further, that the Company and its Subsidiaries shall not take any of the actions contemplated by clause (i), (ii) or (iii) if, prior to the time specified for the taking of any such action by Parent, Parent provides written notice to the Company of its withdrawal of such direction.  In all cases for purposes of this Section 6.19, subject to the first proviso in the first sentence of this Section 6.19, the determination of the type of Disregarded Entity (e.g., limited partnership, limited liability company, etc.) shall be at the direction of Parent. In the event the Closing does not occur, Parent shall reimburse the Company for all filing fees and reasonable and documented out-of-pocket fees and expenses to the extent relating to the actions taken pursuant to this Section 6.19.  Parent hereby agrees to indemnify and hold harmless the Company and its Subsidiaries and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions (including any tax consequences). Without limiting the foregoing, none of the representations and warranties of the Company or the covenants set forth in Section 6.1 shall be deemed to apply to, or deemed breached or violated by, any of the actions taken pursuant to this Section 6.19.

ARTICLE VII

CONDITIONS

Section 7.1                                    Conditions to the Obligation of Each Party.  The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a)                                 No applicable Law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction (collectively, “Judgments”) shall be and remain in effect which has the effect of prohibiting the consummation of the Merger or the other transactions contemplated hereby or making consummation of the Merger illegal; and

(b)                                 The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Organizational Documents.

Section 7.2                                    Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

(a)                                 The representations and warranties of the Company (i) set forth in Section 4.2(a) and 4.2(b) (Capitalization) shall be true and correct, subject only to de minimis exceptions, as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct, subject only to de minimis exceptions, on and as of such earlier date), (ii) set forth in the first sentence of Section 4.1(a) (Organization), Section 4.2(c) and 4.2(d) (Capitalization), Section 4.3 (Authority), Section 4.4(a) (No Conflict), Section 4.6(a) and 4.6(c) (Subsidiaries), the second sentence of Section 4.22(b) (Existing Indebtedness), Section 4.23 (Takeover Statutes), Section 4.24 (Brokers), Section 4.25 (Fairness Opinion) and Section 4.27 (Tax Benefits Preservation Plan) (collectively, the “Fundamental Representations”) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date), (iii) set forth in Section 4.8(b) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (without disregarding the “Company Material Adverse Effect” qualification set forth therein) and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in the case of this clause (iv), where such failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)                                 The Company shall have performed in all material respects all obligations required to be performed by it under the Agreement on or prior to the Closing;

(c)                                  The number of Dissenting Shares shall represent less than 20% of the shares of Company Common Stock outstanding immediately prior to the Closing;

(d)                                 The transactions contemplated by each agreement set forth on Section 7.2(d) of the Company Disclosure Letter shall have been consummated in accordance with their respective terms as set forth in such agreements in all material respects, subject to Section 7.2(d) of the Company Disclosure Letter;

(e)                                  The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company, confirming the satisfaction of the conditions set forth in clauses (a) and (b) of this Section 7.2; and

(f)                                   Since the date of the Agreement a Company Material Adverse Effect shall not have occurred and be continuing.

Section 7.3                                    Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

(a)                                 The representations and warranties of Parent and Merger Sub (i) set forth in Section 5.1 (Organization and Good Standing), 5.2 (Authority), 5.6 (Sufficient Funds), 5.12 (Brokers) and 5.13 (Guarantee) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date), and (ii) set forth in this Agreement, other than those described in clause (i), above, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as the Closing as though made as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in the case of this clause (ii), where such failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(b)                                 Parent shall have performed in all material respects all obligations required to be performed by it under the Agreement on or prior to the Closing; and

(c)                                  Parent shall have delivered to the Company a certificate, signed by an executive officer of the Parent on behalf of Parent and Merger Sub, confirming the satisfaction of the conditions set forth in clauses (a) and (b) of this Section 7.3.

Section 7.4                                    Failure of Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3 to be satisfied to excuse performance by such Party of its obligations under this Agreement if such failure was caused by such Party’s failure to act in good faith and in a manner consistent with the terms of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination.  This Agreement may be terminated and the Merger may be abandoned:

(a)                                 by mutual written consent of Parent and the Company at any time prior to the Closing;

(b)                                 by either Parent or the Company:

(i)                                     if the Effective Time shall not have occurred by 5:00 p.m. (Eastern Time) on October 10, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any covenant or agreement contained in this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to have occurred on or by such date;

(ii)                                  if any Judgment shall be in effect and shall have become final and non-appealable that permanently restrains, enjoins or otherwise prohibits, prior to the Closing, the consummation of the Merger; provided that the Party terminating this Agreement shall have used its reasonable best efforts to resist, appeal, resolve or lift such Judgment, and shall have complied in all material respects with Section 6.4; or

(iii)                               if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken.

(c)                                  by the Company:

(i)                                     at any time prior to the Closing, if there shall have been a material breach by Parent or Merger Sub of any of its representations, warranties or covenants set forth in this Agreement, such that either of the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied, which breach is incapable of being cured by the Outside Date or is not cured within 10 Business Days after Parent receives written notice of such breach from the Company; or

(ii)                                  at any time prior to obtaining the Company Stockholder Approval, in order to enter into a definitive, written agreement for an Acquisition Proposal that constitutes a Superior Proposal in compliance with the terms of this Agreement, including the requirements of Section 6.5, and prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee pursuant to Section 8.2(c);

(iii)                               if (A) all of the conditions set forth in Sections 7.1 and 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be capable of being satisfied if the Closing were the time of such termination), (B) the Company has confirmed by written notice its intention to terminate this Agreement pursuant to this Section 8.1(c)(iii) if Parent and Merger Sub fail to consummate the Closing when required in accordance with Section 1.1(a), (C) Parent has failed to consummate the Closing within two Business Days of the date the Closing should have occurred in accordance with Section 1.1(a) (or, if sooner, by 10:00 a.m. (Eastern Time) on the Outside Date) and (D) the Company stood ready, willing, and able to consummate the Closing on the date following such two Business Days (or, if sooner, following 10:00 a.m. (Eastern Time) on the Outside Date) and the Company shall have given Parent a written notice on or prior to such date confirming such fact; or

(iv)                              if the Financing Commitment shall have been terminated or shall have been amended in a manner materially adverse to the Company.

(d)                                 by Parent:

(i)                                     at any time prior to the Closing, if there shall have been a material breach by the Company of any of its representations, warranties or covenants set forth in this Agreement, such that the either of the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied, which breach is incapable of being cured by the Outside Date or is not cured by the Company within 10 Business Days after the Company receives written notice of such breach from Parent or Merger Sub; or

(ii)                                  at any time prior to obtaining the Company Stockholder Approval, if the Company Board shall (A) effect a Change in Company Recommendation or (B) fail to publicly reaffirm the Company Recommendation within 10 Business Days after Parent or Merger Sub so requests in writing (it being understood that Parent shall only make such request once with respect to any Acquisition Proposal or any material and publicly proposed or disclosed amendment thereto).

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other Party.

Section 8.2                                    Effect of Termination.

(a)                                 In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 8.1, this Agreement shall forthwith be terminated and have no further effect, the obligations of the Parties hereunder shall terminate, and there shall be no liability on the part of any Party with respect thereto, except that (i) the provisions of this Section 8.2 and Article IX shall survive the termination of this Agreement and (ii) nothing herein shall relieve any Party from liability or damages for fraud or for any willful and material breach of any covenants or agreements contained in this Agreement prior to the date of termination.

(b)                                 Except as provided in this Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(c)                                  If this Agreement is terminated pursuant to:

(i)                                     Section 8.1(c)(ii), then the Company shall pay, without duplication, to Parent at or prior to termination of this Agreement a fee equal to the Company Termination Fee by wire transfer in immediately available funds to an account specified by Parent;

(ii)                                  Section 8.1(d)(ii), then the Company shall pay, without duplication, to Parent within one Business Day following termination of this Agreement the Company Termination Fee by wire transfer in immediately available funds to an account specified by Parent; or

(iii)                               (A) Section 8.1(b)(i) (but only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 8.1(b)(i)) or Section 8.1(b)(iii) by the Company or Parent or by Parent pursuant to Section 8.1(d)(i), (B) there has been publicly disclosed or publicly proposed prior to the date of termination of this Agreement an Acquisition Proposal that remains outstanding and not withdrawn as of the date of termination of this Agreement and (C) within 12 months after such termination, the Company or one of its Subsidiaries consummates or enters into a definitive agreement with respect to an Acquisition Proposal; provided that, solely for the purposes of this Section 8.2(c)(iii), references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”, then the Company shall pay, without duplication, to Parent concurrently with the consummation of such transaction or entry into such definitive agreement with respect to such Acquisition Proposal the Company Termination Fee by wire transfer in immediately available funds to an account specified by Parent.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $20,000,000.

(d)           If this Agreement is terminated pursuant to:

(i)            Section 8.1(c)(i) by the Company, then Parent shall pay, without duplication, to the Company within one Business Day following termination of this Agreement the Parent Termination Fee by wire transfer in immediately available funds to an account specified by the Company;

(ii)           Section 8.1(c)(iii) by the Company, then Parent shall pay, without duplication, to the Company within one Business Day following termination of this Agreement the Parent Termination Fee by wire transfer in immediately available funds to an account specified by the Company; or

(iii)          Section 8.1(c)(iv) by the Company, then Parent shall pay, without duplication, to the Company within one Business Day following termination of this Agreement the Parent Termination Fee by wire transfer in immediately available funds to an account specified by the Company.

As used herein, “Parent Termination Fee” shall mean a cash amount equal to $40,000,000.

(e)           Each of Parent, Merger Sub and the Company agrees that the provisions contained in this Section 8.2 are an integral part of the transactions contemplated hereby, that the damages resulting from the termination of this Agreement pursuant to Section 8.1 are uncertain and incapable of accurate calculation and that the amounts payable by the Company pursuant to this Section 8.2 are reasonable forecasts of the actual damages which may be incurred by Parent under such circumstances.  The amounts payable pursuant to this Section 8.2 constitute liquidated damages and not a penalty.  Notwithstanding anything to the contrary in this Agreement and subject to Section 9.13, each of Parent and Merger Sub acknowledge and agree that (i) Parent’s right to receive payment of the Company Termination Fee pursuant to this Section 8.2 (plus any costs, expenses or interest payable in connection therewith pursuant to Section 8.2(h)) in the circumstances in which the Company Termination Fee is payable, shall constitute the only monetary damages of (A) Parent and Merger Sub and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, financing sources, Affiliates (other than Parent and Merger Sub), members, managers, general or limited partners, stockholders and assignees of each of Parent and Merger Sub (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”) against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and other Representatives (collectively, the “Company Related Parties”) and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee pursuant to this Section 8.2, any such amounts payable as the Company Termination Fee pursuant to this Section 8.2 shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company for any losses, damages, costs or expenses of the Parent or Merger Sub relating to the failure of the Merger to be consummated, or a breach of this

Agreement by the Company or otherwise, shall be limited to $30,000,000 (the “Company Liability Limitation”), and in no event shall Parent, Merger Sub or any of their Affiliates seek any amount in excess of the Company Liability Limitation in connection with this Agreement or the Merger or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise, other than in the case of fraud. Without limiting the rights of Parent and Merger Sub against the Company hereunder, in no event shall Parent, Merger Sub or their Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Company Related Party.  In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will Parent or Merger Sub be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(f)            Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent and Merger Sub together for any losses, damages, costs or expenses of the Company relating to the failure of the Merger to be consummated, or a breach of this Agreement by Parent or Merger Sub or otherwise, shall be limited to an amount equal to the amount of the Parent Termination Fee (the “Parent Liability Limitation”), and in no event shall the Company or any of its Affiliates seek any amount in excess of the Parent Liability Limitation in connection with this Agreement or the Merger or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. The Company agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Parent Related Parties (other than Parent or Merger Sub to the extent provided in this Agreement), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Merger Sub against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Guarantor (but not any other Parent Related Party) under and to the extent provided in the Guarantee and subject to the Parent Liability Limitation and the other limitations described therein. Recourse against the Guarantor under the Guarantee shall be the sole and exclusive remedy of the Company and their respective Affiliates against the Guarantor and any other Parent Related Party (other than Parent or Merger Sub to the extent provided in this Agreement) in connection with this Agreement or the Merger or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Parent Related Party

(other than the Guarantor to the extent provided in the Guarantee and subject to the Parent Liability Limitation and the other limitations described therein).

(g)           Notwithstanding anything to the contrary in this Section 8.2, it is agreed that Parent and Merger Sub will be entitled to seek an injunction, specific performance or other equitable relief as provided in Section 9.13.

(h)           In the event this Agreement is terminated (i) by either Party (A) pursuant to Section 8.1(b)(i) (provided that, at such time, the condition set forth in Section 7.2(d) has not been satisfied and all conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived other than those conditions that are only capable of being satisfied or waived at Closing (but provided that such conditions were so capable of being satisfied or waived)) or (B) pursuant to Section 8.1(b)(iii) or (ii) by Parent pursuant to Section 8.1(d)(i), then the Company shall reimburse Parent for its actual and reasonable out-of-pocket expenses in an amount not to exceed $4,000,000 (provided, in the case of clause (A), such amount is not to exceed $3,000,000) (the “Parent Expense Reimbursement”), by wire transfer of immediately available funds on the second Business Day following the date of such termination of this Agreement; provided, that the existence of circumstances which would require the Company Termination Fee (less any Parent Expense Reimbursement previously paid to Parent by the Company) to become subsequently payable by the Company shall not relieve the Company of its obligations to pay the Parent Expense Reimbursement pursuant to this Section 8.2(i); and provided, further, that the payment by the Company of the Parent Expense Reimbursement pursuant to this Section 8.2(h) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee (less any Parent Expense Reimbursement previously paid to Parent by the Company).  For the avoidance of doubt, (x) in no event shall the Company be required to pay the Parent Expense Reimbursement on more than one occasion and (y) in no event shall the sum of the Parent Expense Reimbursement and Company Termination Fee payable by the Company exceed the amount of the Company Termination Fee.

(i)            Any amounts not paid when due pursuant to this Section 8.2 shall bear interest from the date such payment is due until the date paid at a rate equal to the prime rate plus 200 basis points as published in The Wall Street Journal in effect on the date such payment was due.  If either Parent or the Company fails to pay any amounts due under this Section 8.2 in accordance with the terms hereof, the Party failing to pay such amounts shall pay the costs and expenses (including reasonable legal fees and expenses) of the other Party in connection with any action, including the filing of any lawsuit or other legal action, taken by such other Party to collect payment that results in a judgment against the Party for such amounts due under this Section 8.2.

Section 8.3            Amendments.  Subject to compliance with applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, by written agreement of the Parties, at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time with respect to any of the terms contained herein; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law requires the further approval of the stockholders of Company without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law.  No amendment shall be made to this Agreement after the Effective Time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 8.4            Waiver.  At any time prior to the Effective Time, any Party may (i) extend the time for the performance of any of the covenants, agreements, obligations or other acts of any other Party or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other Party or with any conditions to its own obligations.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party by its duly authorized officer.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1            Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.1 shall not limit the survival of any covenant or agreement of Parent or the Surviving Entity in this Agreement which by its terms contemplates performance after the Effective Time.

Section 9.2            Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic mail (receipt confirmed), facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company to:

Forestar Group Inc.
6300 Bee Cave Road
Building Two, Suite 500
Austin, Texas 78746-5149
Fax No.: (512) 433-5203
Attention:	Charles D. Jehl
Email:	chuckjehl@forestargroup.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue NW
Washington, DC 20005
Fax No.: (212) 735-2000
Attention:	Jeremy D. London
Email:	Jeremy.London@skadden.com

if to Parent or Merger Sub, to it at:

c/o SOF-X U.S. Holdings, L.P.
591 West Putnam Avenue
Greenwich, CT 06830
Facsimile: (203) 422-7873
Attention:	Ellis Rinaldi
Eric Franklin
Email:	rinaldi@starwood.com
frankle@starwood.com

with a copy to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:	Sarkis Jebejian, P.C.
Jonathan Schechter, P.C.
Willard S. Boothby
Email:	sarkis.jebejian@kirkland.com
jonathan.schechter@kirkland.com
willard.boothby@kirkland.com

Section 9.3            Interpretation.  When a reference is made in this Agreement to an Article, Section, Exhibit, or Section of the Company Disclosure Letter, such reference shall be to an Article or Section of, or an Exhibit or Section of the Company Disclosure Letter to, this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  The term “or” is not exclusive.  References to a Person are also to its permitted successors and assigns.

Section 9.4            Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic method), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.5            Entire Agreement; Third-Party Beneficiaries.  This Agreement, including the Company Disclosure Letter, and the exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) following the Effective Time, the rights of the Company’s stockholders to receive the payments provided for herein and (ii) the provisions of Section 6.7, is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.6            Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 9.7            Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties.  Any assignment in violation of the preceding sentence shall be void.  Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.8            Consent to Jurisdiction.  Each Party hereby submits to the exclusive jurisdiction of the Delaware Court of Chancery, including any appellate courts thereof (the “Delaware Courts”), for any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof (whether based on contract, tort or otherwise).  Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in the Delaware Courts.  With respect to any such proceeding, each of the Parties irrevocably and unconditionally waives and agrees not to plead or claim in any such court (a) that it is not personally subject to the jurisdiction of the Delaware Courts for any reason other than the failure to serve process in accordance with applicable Law, (b) that it or its property is exempt or immune from jurisdiction of the Delaware Courts or from any legal process commenced in the Delaware Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in the Delaware Courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Delaware Courts.

Section 9.9            Headings, etc.  The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The disclosure of any matter in the Company Disclosure Letter shall expressly not be deemed to constitute an admission by the Company or Parent, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.10          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the Parties.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11          Failure or Indulgence Not Waiver; Remedies Cumulative.  No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.12          Waiver of Jury Trial.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.13          Specific Performance.  The Parties acknowledge and agree that irreparable harm would occur and that Parent and Merger Sub would not have any adequate remedy at Law (a) for any actual or threatened breach of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that, except where this Agreement is terminated in accordance with Section 8.1, Parent and Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith, in each case, if the conditions set forth in Article VII have been satisfied or waived, and the Company further agrees to waive any requirement for the securing or posting of any bond or proving actual damages in connection with such remedy.  The Company hereby consents to the right of Parent and Merger Sub to seek the issuance of such injunction or injunctions, and to the grant of such injunction or injunctions.  The Company further agrees that (i) by seeking the remedies provided for in this Section 9.13, Parent or Merger Sub, as applicable, shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement, including payment of the Company Termination Fee, other monetary damages or in the event that the remedies provided for in this Section 9.13 are not available or otherwise are not granted and (ii) nothing contained in this Section 9.13 shall require Parent or Merger Sub to institute any proceeding for (or limit either such Party’s right to institute any proceeding for) specific performance under this Section 9.13 before exercising any termination right under Section 8.1 (and pursuing the payment of the Company Termination Fee or other monetary damages after such termination) nor shall the commencement of any action pursuant to this Section 9.13 or anything contained in this Section 9.13 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 8.1 or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance in accordance with this Section 9.13 and payment of the Company Termination Fee or other monetary damages, as applicable, under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance requiring consummation of the Merger and the other transactions contemplated by this Agreement and any such payment.  The Company further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide for an adequate remedy. The Parties agree that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement or the Financing Commitment and that the Company’s sole and exclusive remedy relating to a breach of the Agreement by Parent or Merger Sub otherwise shall be the remedy set forth in Section 8.2(c); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by Parent or Merger Sub of Section 6.2.

Section 9.14          Certain Definitions.

(a)           “Acquisition Proposal” shall mean any proposal or offer by any Third Person, (i) to purchase or otherwise acquire, directly or indirectly, Company Common Stock (or securities exercisable, convertible, redeemable or exchangeable for Company Common Stock) that, if consummated in accordance with its terms, would result in such Third Person beneficially owning, directly or indirectly, more than 15% of the combined voting power of Company Common Stock outstanding after giving effect to the consummation of such transaction, (ii) to purchase or otherwise acquire (including by joint venture), directly or indirectly, more than 15% of the consolidated tangible assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof), (iii) to effect any merger, consolidation, recapitalization, business combination or other similar transaction involving the Company pursuant to which any Third Person would hold, directly or indirectly, more than 15% of the combined voting power of the shares of outstanding Company Common Stock or of the surviving or resulting entity of such transaction or (iv) to effect any combination of the foregoing.

(b)           “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.

(c)           “Business Day” shall mean any day on which banks are not required or authorized to close in the City of New York.

(d)           “Company Employee” shall mean the employees of the Company and its Subsidiaries who are employed at the Effective Time and who remain employed with the Surviving Entity or any Subsidiary of Parent.

(e)           “Company Material Adverse Effect” shall mean any change, effect, event, occurrence, circumstance, condition or development that, individually or in the aggregate, (i) results in any change or effect that is materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; or (ii) has or would be reasonably be expected to prevent or materially impair or delay the consummation by the Company or its Subsidiaries of the Merger and the other transactions contemplated by this Agreement; provided, that for purposes of clause (i) above, none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, in the United States or globally, (B) changes generally affecting the real estate industry in the United States, (C) changes or proposed changes in any applicable Law or changes in GAAP or the interpretation thereof; (D) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or changes due to natural disasters, in each case, occurring after the date hereof, (E) the effects of the actions or omissions specifically required of the Company in connection with this Agreement; (F) the effects of any material breach, violation or non-performance of any provision of this Agreement by Parent or Merger Sub; (G) the negotiation, execution and delivery, announcement or pendency of this Agreement and the Merger and the transactions contemplated hereby, or the consummation of the Merger and the transactions contemplated hereby, including the identity of Parent or any of its Affiliates, or any communication by Parent or any of its Affiliates regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees, (H) the taking of any action at the written request of Parent or its Affiliates, (I) changes in the trading price or trading volume of shares of Company Common Stock or change or announcement of potential change in the credit rating of the Company or its Subsidiaries, although that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein or (J) any failure by the Company or its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, although the underlying cause of such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; provided, that with respect to the foregoing clauses (A), (B), (C) and (D), any such effect shall be taken into account if and only to the extent it, individually or in the aggregate with any other effect, disproportionately affects the Company and its Subsidiaries compared to other companies operating in the real estate industry in the United States.

(f)            “Company Stockholders Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

(g)           “Contract” shall mean any written or oral legally binding agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument,

note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(h)           “Data Security Requirements” means, collectively, all of the following to the extent relating to privacy, security, or security breach notification requirements and applicable to the Company or any of its Subsidiaries:  (i) the Company’s and its Subsidiaries’ own rules, policies, and procedures; (ii) all applicable Laws; (iii) industry standards applicable to the industry in which the Company and its Subsidiaries operate (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) Contracts into which the Company or any of its Subsidiaries has entered or by which it is otherwise bound.

(i)            “Environmental Laws” shall mean all Laws relating to pollution, the protection or remediation of or prevention of harm to the environment or natural resources or the protection of human health and safety from the presence of Hazardous Materials.

(j)            “Governmental Entity” shall mean any United States federal, state or local or any foreign government or any court, administrative, self-regulatory or regulatory authority or commission or other governmental or government-authorized authority or agency, domestic or foreign, or arbitrator (public or private).

(k)           “Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) for which Liability or standards of conduct may be imposed, or that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect, under any Environmental Laws, including those relating to pollution or the environment.

(l)            “Indebtedness” shall mean, with respect to any Person and without duplication, (i) the unpaid principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, (including any fees, expenses or other payment obligations, including prepayment penalties, breakage costs, unpaid costs, termination costs, redemption costs, charges or other premiums payable as a result of the consummation of the transactions contemplated hereby), whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential future earn-out, purchase price adjustment or release of “holdback” or similar payment), (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) all obligations evidenced by any note, bond, debenture or other similar instrument, whether secured or unsecured, (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (ix) any agreement to provide any of the foregoing.

(m)          “Intellectual Property” shall mean, collectively, all United States and foreign intellectual property rights, including (a) patents and pending patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, trade names, trade dress, and all goodwill relating to the foregoing, and internet domain names, together with all registrations and applications therefor, (c) copyrights and copyright registrations and applications, (d) rights in computer software and (e) trade secrets and all other proprietary and confidential information and know-how.

(n)                                 “Intervening Event” shall mean an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal or Superior Proposal) that (i) does not relate to Parent or Merger Sub and (ii) was not known and was not reasonably foreseeable (or the implications and effects of which were not fully known) to the Company Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement), which event, fact, development, circumstance or occurrence, or any consequence thereof, becomes known to the Company Board prior to Closing.

(o)                                 “Joint Venture” means each of the Persons set forth on Section 9.14(o) of the Company Disclosure Letter.

(p)                                 “Law” shall mean any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation (domestic or foreign) or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

(q)                                 “Liability” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown or matured or unmatured, including those arising under any Law and those arising under any Contract.

(r)                                    “Liens” shall mean pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

(s)                                   “made available” means any material posted to the electronic data room maintained by the Company by 3:00 p.m. (Eastern Time) on the day prior to the date of this Agreement.

(t)                                    “Material Construction Agreements” means third party development or construction Contracts with respect to Owned Real Property or Leased Real Property which, pursuant to the terms thereof, require an aggregate payment in excess of $200,000 over the course of the term of said Contract.

(u)                                 “Material Management Agreements” means third party management agreements or property servicing Contracts with respect to Owned Real Property, Leased Real Property or JV Owned Real Property which, pursuant to the terms thereof, require an annual minimum payment in excess of $100,000.

(v)                                 “Material Real Property Leases” means real property leases which, pursuant to the terms thereof, require an annual minimum rent payment in excess of $200,000.

(w)                               “NYSE” shall mean the New York Stock Exchange Inc.

(x)                                 “Order” shall mean any order, writ, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

(y)                                 “Parent Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development which individually or in the aggregate prevents or materially impairs or delays the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated hereby.

(z)                                  “Permitted Lien” shall mean any or all of the following: (i) Liens disclosed on the consolidated balance sheet of the Company included in the most recent annual or quarterly report filed by the Company with the SEC prior to the date hereof, (ii) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings, in each case, for which adequate reserves have been established to the extent required by GAAP; (iii) statutory Liens, inchoate Liens, Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising or incurred in the ordinary course of business for amounts which are not due and payable; (iv) security given in the ordinary course of business to any public utility, Governmental Entity or other statutory or public authority which does not materially interfere with the business of the Company, in each case that do not materially and adversely interfere with the current use of the applicable Owned Real Property or Leased Real Property; (v) defects, imperfections or irregularities in title, covenants, easements and rights-of-way (whether recorded or unrecorded) and other similar Liens (or other encumbrances of any type) or zoning, building and other similar codes or restrictions; (vi) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation which do not materially interfere with the business of the Company; (vii) Liens imposed by applicable Law (other than Tax Law) which do not materially interfere with the business of the Company or any of its Subsidiaries or adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its applicable Subsidiaries; (viii) Liens imposed on the underlying fee interest in leased property that are not caused by the Company or any of its Subsidiaries and which do not materially impair the value, occupancy or use of such Leased Real Property in respect of the Company’s business; (ix) non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business; (x) purchase money liens or similar Liens securing rental payments under capital lease arrangements that are not, in the aggregate, material to the Company or any of its Subsidiaries; and (xi) other Liens with respect to tangible assets incurred in the ordinary course of business since the most recent annual or quarterly report filed by the Company with the SEC prior to the date hereof that are not, in the aggregate, material to the Company or any of its Subsidiaries.

(aa)                          “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(bb)                          “Representatives” shall mean the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents of a Person.

(cc)                            “Subsidiary” of any Person shall mean another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person), (ii) of which such first Person or any Subsidiary of such first Person by reason of the application of clause (i) or (iii) of this definition is a general partner, manager, managing member, trustee, director or the equivalent or (iii) of which such first Person, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interests.

(dd)                          “Superior Proposal” shall mean a bona fide, unsolicited written Acquisition Proposal (substituting the term “50%” for the term “15%” in each instance where such term appears in the definition thereof) by any Third Person, that the Company Board determines in good faith would be (A) reasonably likely to be consummated if accepted and (B) more favorable to the stockholders of the Company from a financial point of view than the Merger (including, to the extent applicable, any adjustments to the terms hereof that Parent shall have offered pursuant to Section 6.5), after taking into account all terms and conditions of such proposal and all other circumstances that the Company Board determines relevant, including the legal, financial and regulatory aspects of such proposal, the identity of the Person making the Acquisition Proposal, and the anticipated timing, conditions and ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).

(ee)                            “Taxes” shall mean any and all taxes of any kind, including (but not limited to) all U.S. federal, state and local, and foreign taxes, fees assessments or other charges of a similar nature, and any interest, additions to tax or penalties related thereto.

(ff)                              “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with a Governmental Entity.

(gg)                            “Third Person” shall mean any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than Parent or any of its Affiliates or any “group” including Parent or any of its Affiliates.

(hh)                          “to the knowledge of the Company” and similar formulations shall mean the actual knowledge as of the date hereof of the people set forth in Section 9.14(hh) of the Company Disclosure Letter.

(ii)                                  “to the knowledge of Parent” and similar formulations shall mean the actual knowledge as of the date hereof of the people set forth in Section 9.14(ii) of the Company Disclosure Letter.

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IN WITNESS WHEREOF, the Parties have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TERRA FIRMA MERGER PARENT, L.P.

By: Terra Firma Merger Parent GP, L.L.C.
Its: General Partner

By:	/s/ David Baker
Name: David Baker
Title: Vice President

TERRA FIRMA MERGER SUB, L.P.

By: Terra Firma Merger Sub GP, L.L.C.
Its: General Partner

By:	/s/ David Baker
Name: David Baker
Title: Vice President

[Signature page to Merger Agreement]

FORESTAR GROUP INC.

By:	/s/ Philip J. Weber
Name: Phillip J. Weber
Title: Chief Executive Officer

[Signature page to Merger Agreement]